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Exhibit 99.3

Management's
Discussion and Analysis

(PREPARED IN ACCORDANCE
WITH INTERNATIONAL FINANCIAL
REPORTING STANDARDS)
 FOR THE YEAR ENDED
DECEMBER 31, 2015

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

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Financial Instruments	26

Operational Risk	26

Regulatory Risk	28

Controls Evaluation	29

Outstanding Securities	29

Governance	29

Sustainable Development Management	29

Employee Health and Safety	30

Community	30

Environment	30

International Financial Reporting Standards	31

Critical IFRS Accounting Policies and Accounting Estimates	31

Derivative Instruments and Hedge Accounting	31

Goodwill	31

Mining Properties, Plant and Equipment and Mine Development Costs	32

Development Stage Expenditures	33

Impairment of Long-lived Assets	34

Reclamation Provisions	34

Stock-based Compensation	35

Revenue Recognition	36

Income Taxes	36

Recently Issued Accounting Pronouncements	37

Mineral Reserve Data	37

Non-GAAP Financial Performance Measures	39

Summarized Quarterly Data	50

Three Year Financial and Operating Summary	56

This Management's Discussion and Analysis ("MD&A") dated March 23, 2016 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2015 that were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company has adopted IFRS as its basis of accounting, replacing United States generally accepted accounting principles ("US GAAP") effective July 1, 2014. The annual consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euro" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2015 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial securities laws and constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this MD&A include, but are not limited to, the following:

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  the Company's outlook for 2016 and future periods;

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  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

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  anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

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  estimates of future mineral production and sales;

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  estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne and other costs;

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  estimates of future capital expenditures, exploration expenditures and other cash needs, and expectations as to the funding thereof;

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  statements regarding the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto;

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  estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

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  estimates of cash flow;

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  estimates of mine life;

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  anticipated timing of events with respect to the Company's minesites, mine development projects and exploration projects;

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  estimates of future costs and other liabilities for environmental remediation;

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  statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company; and

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  other anticipated trends with respect to the Company's capital resources and results of operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, mining or milling issues, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico Eagle's mines and mine development projects proceed on a basis consistent with expectations, and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico Eagle.

The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set out in "Risk Factors" below. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding estimated total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne in respect of the Company or at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

Meaning of "including" and "such as": When used in this MD&A, the terms "including" and "such as" mean including and such as, without limitation.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This document uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This document uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This MD&A presents certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "adjusted net income" and "minesite costs per tonne" that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This MD&A also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. The estimates of total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

All-in sustaining costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

All-in sustaining costs per ounce is a non-IFRS measure and is used to show the full cost of gold production from current operations. The Company's methodology for calculating all-in sustaining costs per ounce may not be similar to the methodology used by other producers that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

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Executive Summary

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in each of these regions as well as in the United States and Sweden. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper. In 2015, Agnico Eagle recorded total cash costs per ounce of gold produced of $567 on a by-product basis and $626 on a co-product basis on payable gold production of 1,671,340 ounces. The average realized price of gold decreased by 8.3% from $1,261 per ounce in 2014 to $1,156 per ounce in 2015.

Agnico Eagle's nine mines are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Highlights

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  Record annual payable gold production of 1,671,340 ounces during 2015, an increase of 16.9% compared with 2014 payable gold production of 1,429,288 ounces.

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  Total cash costs per ounce of gold produced of $567 on a by-product basis and $626 on a co-product basis in 2015, an 11.0% and 13.2% decrease compared with 2014, respectively.

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  All-in sustaining costs per ounce of gold produced of $810 on a by-product basis and $869 on a co-product basis in 2015, a 15.1% and 16.3% decrease compared with 2014, respectively.

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  Proven and probable gold reserves totaled 19.1 million ounces at December 31, 2015, including 3.9 million attributable ounces resulting from the June 16, 2014 joint acquisition of Osisko Mining Corporation ("Osisko"), now Canadian Malartic Corporation, compared with 20.0 million ounces at December 31, 2014.

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  On June 9, 2015, the Company acquired 100.0% of Soltoro Ltd. ("Soltoro") for a total purchase price of $26.7 million comprised of $2.4 million in cash and 770,429 Agnico Eagle common shares issued from treasury.

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  On June 11, 2015, the Company acquired 55.0% of Gunnarn Mining AB ("Gunnarn") for a total purchase price of $13.1 million (including the associated expenditure commitment), adding the promising Barsele project in Sweden to the Company's portfolio of assets.

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  The Company's operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining potential.

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  The Company maintains a solid financial position and forecasts being fully funded for its currently planned investment in existing mines, key exploration projects and development pipeline advancement.

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  The Company has strong senior management continuity as its chief executive officer has over 30 years of service with the Company.

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  In February 2016, the Company declared a quarterly cash dividend of $0.08 per common share. Agnico Eagle has now declared a cash dividend every year since 1983.

Strategy

Agnico Eagle's ability to consistently execute its business strategy has provided a solid foundation for growth.

The Company's goals are to:

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  Deliver high quality growth while meeting expectations and maintaining high performance standards in health, safety, environment and community development;

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  Build a strong pipeline of projects to drive future production; and

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  Employ the best people and motivate them to reach their potential.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   1

These three pillars – performance, pipeline and people – form the basis of Agnico Eagle's success and competitive advantage. By delivering on them, the Company strives to continue to build its production base and generate increased value for shareholders, while making meaningful contributions to its employees and communities.

Portfolio Overview

Northern Business

Canada – LaRonde Mine

The 100% owned LaRonde mine in northwestern Quebec, the Company's first mine, achieved commercial production in 1988. The LaRonde mine extension, the portion of the mine below the 245 level, achieved commercial production in December 2011 and is expected to extend the life of the mine through 2024. The LaRonde mine's proven and probable mineral reserves were approximately 3.1 million ounces at December 31, 2015.

In 2015, work was completed on the installation of a coarse ore conveyor system that extends from the 293 level of the LaRonde mine to the crusher on the 280 level. The new conveyor was commissioned in the fourth quarter of 2015 and a new ore pass and silo designed to feed the conveyor system is expected to be commissioned in the second quarter of 2016. This new conveyor will improve mining flexibility and reduce congestion in the deeper portions of the LaRonde mine.

Studies are ongoing to assess the potential to extend the mineral reserve base and carry out mining activities between the 311 and 371 levels at the LaRonde mine. The Company is also evaluating the potential to develop and mine Bousquet Zone 5 on the adjoining 100% owned Bousquet property. Dewatering of the old pit on the Bousquet property is underway and permit applications to collect a bulk sample are expected to be submitted in 2016.

Canada – Lapa Mine

Commercial production was achieved at the 100% owned Lapa mine in northwestern Quebec in May 2009. The Lapa mine's proven and probable mineral reserves were approximately 0.1 million ounces at December 31, 2015. Based on the current life of mine plan, 2016 is expected to be the last year of full production at the Lapa mine.

Canada – Goldex Mine

On October 19, 2011, the Company suspended mining operations and gold production at the 100% owned Goldex mine in northwestern Quebec due to geotechnical concerns with the rock above the mining horizon. As of September 30, 2011, Agnico Eagle recorded an impairment loss on its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable mineral reserves at the Goldex mine, other than ore stockpiled on the surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining Goldex Extension Zone ("GEZ") surface stockpile in October of 2011. Operations in the GEZ remain suspended indefinitely.

Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended in October of 2011. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E Zones, would be viable. After a review of the assessment, Agnico Eagle's Board of Directors (the "Board") approved the M and E Zones for development using existing Goldex mine infrastructure such as the shaft and mill. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013.

As a result of the Company's restatement of comparative information under IFRS, a $109.7 million impairment loss reversal was recorded as at the January 1, 2013 IFRS transition date. Specific long-lived assets associated with the GEZ that were impaired as at September 30, 2011 due to the suspension of mining operations, including the Goldex mine's shaft and mill, were subsequently incorporated into the development plan for the Goldex mine's M and E Zones, which was approved by the Board in July 2012.

In 2015, rehabilitation of the surface ramp was completed, which provided increased operational flexibility and access to the M2 and M5 satellite Zones for conversion drilling and potential development. In July 2015, the Company announced the approval of the Deep 1 project, which is expected to begin commissioning in 2018. The Goldex mine's proven and probable mineral reserves were approximately 0.7 million ounces at December 31, 2015.

2   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Canada – Canadian Malartic Mine

Agnico Eagle and Yamana jointly acquired 100.0% of Osisko on June 16, 2014 pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the "Osisko Arrangement"). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP, which now holds the Canadian Malartic mine in northwestern Quebec. Agnico Eagle and Yamana will also jointly explore, through their indirect ownership of Canadian Malartic Corporation (the successor to Osisko), the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

In 2016, exploration programs are planned to evaluate a number of near open pit and underground targets adjacent to existing Canadian Malartic mine infrastructure and to further define the extent of the mineralization at the Odyssey Zone. Permitting activities related to the Barnat extension and the re-routing of the adjacent Highway 117 are expected to continue in 2016. Agnico Eagle's attributable share of proven and probable mineral reserves at the Canadian Malartic mine were approximately 3.9 million ounces at December 31, 2015.

Canada – Meadowbank Mine

In 2007, the Company acquired Cumberland Resources Ltd., which held a 100% interest in the Meadowbank gold project in Nunavut, Canada. Commercial production was achieved by Agnico Eagle at the Meadowbank mine in March 2011. The Meadowbank mine's proven and probable mineral reserves were approximately 0.9 million ounces at December 31, 2015.

The 100% owned Amaruq project is located approximately 50 kilometres northwest of the Meadowbank mine in Nunavut, Canada. The 2016 drill program will focus on trying to expand and upgrade mineral resources and outline a second open pit deposit. The Company hopes that it can potentially develop the Amaruq project as a satellite operation to the Meadowbank mine. In late 2015, the Company received approval for the construction of an all-weather exploration road linking the Amaruq project to the Meadowbank mine. In 2016, the Company expects to carry out additional engineering work and begin road preparation.

A decision was made to extend the Vault pit at the Meadowbank mine in 2015, increasing the expected mine life by approximately one year through 2018, though decreasing expected annual production. The Vault pit extension is expected to partially bridge the production gap at the Meadowbank mine through to the potential commencement of development of the Amaruq project.

Canada – Meliadine Project

On July 6, 2010, Agnico Eagle acquired its 100% interest in the Meliadine project in Nunavut, Canada through its acquisition of Comaplex Minerals Corp. Activities at the Meliadine project during 2015 included ramp development, permitting, camp operation and the completion of an updated technical study. Budgeted 2016 Meliadine project capital expenditures of $96.0 million are focused on further underground development, detailed engineering and procurement, construction of essential surface infrastructure and the acquisition of a camp facility. The Meliadine project had proven and probable mineral reserves of approximately 3.4 million ounces at December 31, 2015.

Finland – Kittila Mine

The 100% owned Kittila mine in northern Finland was added to the Company's portfolio through the acquisition of Riddarhyttan Resources AB in 2005. Construction at the Kittila mine was completed in 2008 and commercial production was achieved in May 2009. Proven and probable mineral reserves at the Kittila mine amounted to approximately 4.4 million ounces at December 31, 2015.

The main underground ramp at the Kittila mine is being extended to reach the deeper portions of the Rimpi Zone and will provide further underground drill access to test for additional depth extensions of the Rimpi, Suuri, Roura and the newly discovered Sisar mineralized Zones. A surface ramp is being driven into the Rimpi Zone for production purposes and to provide a second egress for the Suuri ramp system. This surface ramp is expected to serve as the main haulage route from the deeper portions of the Rimpi, Suuri and Sisar Zones.

In 2015, a new zone of mineralization known as the Sisar Zone was discovered by exploration drilling from the underground ramp being driven towards the deeper portion of the Rimpi Zone. The Sisar Zone is located to the east of the main ore zone at the Kittila mine in close proximity to existing underground infrastructure. The Sisar Zone could potentially provide an additional source of underground ore to the Kittila mill with relatively minimal additional underground development, should further drilling outline an economic deposit.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   3

Agnico Eagle is also evaluating the potential of the Kuotko deposit, located approximately 15 kilometres north of the Kittila mine, as an open pit feeding the mill at the Kittila mine. Metallurgical testing is ongoing and studies are being carried out to assess the viability of mining the deposit.

Southern Business

Mexico – Pinos Altos Mine

In 2006, the Company completed the acquisition of the Pinos Altos property, then an advanced stage exploration property in northern Mexico. Commercial production was achieved at the Pinos Altos mine in November 2009. The Pinos Altos mine's proven and probable mineral reserves were approximately 1.5 million ounces at December 31, 2015.

A $106.0 million shaft sinking project remains on schedule for completion in 2016 at the Pinos Altos mine. Upon completion, it is expected that this new shaft will facilitate improved matching of mining and mill capacity as the open pit mining operation winds down.

Mexico – Creston Mascota Deposit at Pinos Altos

The 100% owned Creston Mascota deposit at Pinos Altos is located approximately seven kilometres northwest of the main deposit at the Pinos Altos mine in northern Mexico. Commercial production was achieved at the Creston Mascota deposit at Pinos Altos in March 2011. Proven and probable mineral reserves were approximately 0.2 million ounces at the Creston Mascota deposit at Pinos Altos at December 31, 2015.

In 2015, work on the Phase 4 leach pad advanced with construction activities focused on earthworks, drainage, peripheral roads and water diversion channels, with project completion expected in 2016.

Mexico – La India Mine

Agnico Eagle completed its acquisition of Grayd Resource Corporation ("Grayd") on January 23, 2012. Grayd owned the La India project, which is located approximately 70 kilometres northwest of the Pinos Altos mine in northern Mexico. In September 2012, development and construction of the La India mine was approved by the Board and commercial production was achieved in February 2014.

In 2015, construction was completed on the La India mine's leach pad expansion (earthworks and liner installation) and haul road. Preparation activities related to the Main Zone pit were also completed. Drilling was focused on extending mineralization in the Main Zone and the La India Zone and converting sulfide mineralization into mineral reserves and mineral resources. The La India mine's proven and probable mineral reserves were approximately 0.9 million ounces at December 31, 2015.

Mexico – El Barqueno Project

On November 28, 2014, the Company acquired Cayden Resources Inc. ("Cayden") pursuant to a court-approved plan of arrangement. Cayden holds a 100.0% interest in the Morelos Sur property as well as an option to acquire a 100% interest in the El Barqueno property, both located in Mexico.

The Company believes that the El Barqueno project may have the potential to be developed as a combination open pit/underground mine with mill and heap leach processing and mineralization similar to the Pinos Altos mine. In 2016, Agnico Eagle plans to carry out a $13.0 million exploration program to further expand and infill the known mineral resource base.

Key Performance Drivers

The key drivers of financial performance for Agnico Eagle include:

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  The spot price of gold, silver, zinc and copper;

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  Production volumes;

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  Production costs; and

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  Canadian dollar/US dollar, Mexican peso/US dollar and Euro/US dollar exchange rates.

4   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Spot Price of Gold, Silver, Zinc and Copper

Gold Prices ($ per ounce)

	2015	2014	% Change

High price	$1,308	$1,392	(6.0%	)

Low price	$1,046	$1,131	(7.5%	)

Average price	$1,160	$1,266	(8.4%	)

Average price realized	$1,156	$1,261	(8.3%	)

In 2015, the average market price per ounce of gold was 8.4% lower than in 2014. The Company's average realized price per ounce of gold in 2015 was 8.3% lower than in 2014.

SILVER ($ per ounce)	ZINC ($ per tonne)	COPPER ($ per tonne)

Net by-product (primarily silver, zinc and copper) revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold produced on a by-product basis. Agnico Eagle's realized sales price for silver decreased by 14.4% in 2015 compared with 2014 while realized sales prices for zinc decreased by 15.7% and realized sales prices for copper decreased by 23.8% over the same period. Significant quantities of by-product metals are produced by the LaRonde mine (silver, zinc, and copper) and the Pinos Altos mine (silver).

The Company has never sold gold forward, allowing the Company to take full advantage of rising gold prices. Management believes that low cost production is the best protection against a decrease in gold prices.

Production Volumes and Costs

Changes in production volumes have a direct impact on the Company's financial results. Total payable gold production was 1,671,340 ounces in 2015, an increase of 16.9% compared with 1,429,288 ounces in 2014 primarily due to a full year of production from the Company's 50.0% interest in the Canadian Malartic mine in 2015, which was acquired on June 16, 2014, the achievement of commercial production at the La India mine in February 2014, an increase in gold grade at the LaRonde mine and an increase in the quantity of ore milled at the Kittila mine in 2015 compared with 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   5

Production costs are discussed in detail in the Results of Operations section below.

Foreign Exchange Rates (Ratio to US$)

The exchange rate of the Canadian dollar, Mexican peso and Euro relative to the US dollar is an important financial driver for the Company for the following reasons:

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  All revenues are earned in US dollars;

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  A significant portion of operating costs at the LaRonde, Lapa, Goldex, Meadowbank and Canadian Malartic mines are incurred in Canadian dollars;

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  A significant portion of operating costs at the Pinos Altos mine, the Creston Mascota deposit at Pinos Altos and the La India mine are incurred in Mexican pesos; and

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  A significant portion of operating costs at the Kittila mine are incurred in Euros.

The Company mitigates part of its foreign currency exposure by using currency hedging strategies.

CANADIAN DOLLAR	MEXICAN PESO	EURO

On average, the Canadian dollar, Mexican peso and Euro all weakened relative to the US dollar in 2015 compared with 2014, decreasing costs denominated in local currencies when translated into US dollars for reporting purposes.

Balance Sheet Review

Total assets at December 31, 2015 of $6,683.2 million were comparable with December 31, 2014 total assets of $6,809.3 million. Of the total $2,229.2 million increase in total assets between the December 31, 2013 balance of $4,580.1 million and December 31, 2014, $2,110.4 million related to the Company's June 16, 2014 acquisition of its 50% interest in Osisko and $125.3 million related to the November 28, 2014 acquisition of Cayden.

Cash and cash equivalents were $124.2 million at December 31, 2015, a decrease of $53.4 million compared with December 31, 2014, primarily due to a net $261.1 million repayment of long-term debt, $449.8 million in capital expenditures and $59.5 million in dividends paid during 2015, partially offset by cash provided by operating activities of $616.2 million, net proceeds from the sale of available-for-sale securities and warrants of $61.1 million and the issuance of a $50.0 million note.

Restricted cash decreased by $52.6 million between December 31, 2014 and December 31, 2015, primarily due to the transfer of cash from a restricted trust account to a Canadian Malartic Corporation cash account, the release of funds from the Company's qualified environmental trust that was setup for costs related to the environmental remediation of the Goldex mine and the release of $10.1 million held by a depositary in relation to the early settlement of the senior unsecured convertible debentures (the "CMGP Convertible Debentures") previously issued by Osisko and assumed by Canadian Malartic GP.

Inventory of ore in stockpiles and on leach pads decreased by $25.6 million to $26.3 million at December 31, 2015 primarily due to updated mine sequencing plans at the Kittila and Canadian Malartic mines resulting in the reclassification of ore stockpiles from short-term to long-term. Supplies inventory decreased by $18.1 million from $282.8 million at December 31, 2014 to $264.7 million at December 31, 2015 primarily due to lower fuel inventory at the Meadowbank mine. Concentrates and dore bar inventories increased by $59.1 million to $171.0 million at December 31, 2015 primarily due to a buildup of concentrates and dore bar inventories at the Canadian Malartic mine as mill throughput is increased toward anticipated capacity and to planned mine sequencing resulting in the buildup of concentrates and dore bar inventories at the Pinos Altos and La India mines. Non-current ore in stockpiles increased by $36.0 million to $61.2 million at December 31, 2015

6   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

compared with December 31, 2014 due to updated mine sequencing plans at the Kittila and Canadian Malartic mines resulting in the reclassification of ore stockpiles from short-term to long-term.

Available-for-sale securities decreased from $56.5 million at December 31, 2014 to $31.9 million at December 31, 2015 primarily due to $29.8 million in disposals, $12.0 million in impairment losses and $7.7 million in unrealized fair value losses, partially offset by $24.8 million in new investments during 2015.

Property, plant and mine development decreased by $66.9 million to $5,089.0 million at December 31, 2015 compared with December 31, 2014 primarily due to amortization expense of $608.6 million during 2015. This was partially offset by a $449.8 million increase in property, plant and mine development related to capital expenditures and property acquisitions totaling $67.5 million during 2015.

Total liabilities decreased to $2,542.2 million at December 31, 2015 from $2,740.8 million at December 31, 2014 due primarily to a net $235.0 million repayment under the Company's $1.2 billion unsecured revolving credit facility (the "Credit Facility") during 2015 and the settlement of the CMGP Convertible Debentures issued by Osisko and assumed by Canadian Malartic GP, partially offset by increases in accounts payable and accrued liabilities and reclamation provisions during 2015. Of the total $878.1 million increase in total liabilities between the December 31, 2013 balance of $1,862.7 million and December 31, 2014, $526.7 million related to the Company's June 16, 2014 joint acquisition of Osisko and $335.1 million related to increased long-term debt during 2014.

Accounts payable and accrued liabilities increased by $33.9 million between December 31, 2014 and December 31, 2015 primarily due to a $12.3 million securities class action lawsuit settlement agreement that was paid by the Company's insurers and the addition of $19.1 million for accounts payable related to fuel purchases for the Meadowbank mine at December 31, 2015.

Long-term debt decreased by $242.0 million between December 31, 2014 and December 31, 2015 primarily due to $235.0 million in net Credit Facility repayments and the early settlement of the CMGP Convertible Debentures with a principal outstanding of C$37.5 million (the Company's attributable 50% share) previously issued by Osisko and assumed by Canadian Malartic GP, partially offset by the closing of a $50.0 million guaranteed senior unsecured note.

Agnico Eagle's reclamation provision increased by $25.9 million between December 31, 2014 and December 31, 2015 primarily due to the re-measurement of the Company's reclamation provisions by applying updated expected cash flows and assumptions as at December 31, 2015.

Certain previously reported Agnico Eagle consolidated balance sheet line items as at December 31, 2014 were updated to reflect adjusted final estimates of the fair value of identifiable assets acquired and liabilities assumed related to the June 16, 2014 joint acquisition of Osisko. As a result of new information obtained about the facts and circumstances that existed as of the Osisko acquisition date, the following adjustments were recorded to both the adjusted final purchase price allocation and the December 31, 2014 balance sheet as previously reported: the goodwill line item (not deductible for tax purposes) increased by $114.3 million; the property, plant and mine development line item decreased by $145.6 million and the deferred income and mining tax liabilities line item decreased by $35.0 million.

Fair Value of Derivative Financial Instruments

The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the derivative financial instruments note to the annual consolidated financial statements.

Results of Operations

Agnico Eagle reported net income of $24.6 million, or $0.11 per share, in 2015 compared with net income of $83.0 million, or $0.43 per share, in 2014. In 2013, the Company reported a net loss of $686.7 million, or $3.97 per share. Agnico Eagle reported basic adjusted net income of $93.0 million, or $0.43 per share, in 2015 compared with basic adjusted net income of $144.3 million, or $0.74 per share, in 2014. In 2013, the Company reported basic adjusted net income of $187.6 million, or $1.09 per share. In 2015, the operating margin (revenues from mining operations less production costs) increased to $990.1 million from $892.2 million in 2014. In 2013, operating margin was $772.3 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   7

Revenues from Mining Operations

Revenues from mining operations increased by $88.6 million, or 4.7%, to $1,985.4 million in 2015 from $1,896.8 million in 2014 primarily due to increased gold and silver production, partially offset by lower sales prices realized on gold and silver. Revenues from mining operations were $1,638.4 million in 2013.

Sales of precious metals (gold and silver) accounted for 99.7% of revenues from mining operations in 2015, up from 98.6% in 2014 and 97.7% in 2013. The increase in the percentage of revenues from precious metals compared with 2014 is primarily due to increased gold and silver production, partially offset by lower sales prices realized on gold and silver and decreased zinc production. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges.

The table below sets out revenues from mining operations, production volumes and sales volumes by metal:

	2015	2014	2013

	(thousands of United States dollars)
Revenues from mining operations:

Gold	$1,911,500	$1,807,927	$1,500,354

Silver	66,991	62,466	100,895

Zinc	505	9,901	16,685

Copper	6,436	16,479	20,653

Lead(i)	–	(7)	(181)

Total revenues from mining operations	$1,985,432	$1,896,766	$1,638,406

Payable production(ii):

Gold (ounces)	1,671,340	1,429,288	1,099,335

Silver (thousands of ounces)	4,258	3,564	4,623

Zinc (tonnes)	3,501	10,515	19,814

Copper (tonnes)	4,941	4,997	4,835

Payable metal sold:

Gold (ounces)	1,645,081	1,425,338	1,098,382

Silver (thousands of ounces)	4,184	3,633	4,694

Zinc (tonnes)	3,596	10,535	20,432

Copper (tonnes)	4,947	5,003	4,838

Notes:

(i)
Lead concentrate revenues of nil million in 2015 (2014 – $0.1 million; 2013 – $0.9 million) are netted against direct fees of nil (2014 – $0.1 million; 2013 – $1.1 million). Other metal revenues derived from lead concentrate in 2015 included gold revenue of nil (2014 – nil; 2013 – $7.9 million) and silver revenue of nil (2014 – nil; 2013 – $2.8 million). Other metal revenues derived from lead concentrate are included in their respective metal categories in the above table.

(ii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

Revenues from gold sales increased by $103.6 million or 5.7% in 2015 compared with 2014. Gold production increased by 242,052 ounces, or 16.9% to 1,671,340 ounces in 2015 from 1,429,288 ounces in 2014 primarily due to 142,801 attributable ounces of additional production from the Canadian Malartic mine reflecting a full year of attributable production after having acquired an interest on June 16, 2014, 29,269 ounces of additional production from the La India mine reflecting a full year of production in 2015 after having achieved commercial production in February 2014, increased gold grade and mill recovery rates at the LaRonde, Goldex, and Pinos Altos mines and a 26.6% increase in tonnes processed

8   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

at the Kittila mine. Partially offsetting the overall increase in gold production were decreased gold grade and mill recovery rates at the Meadowbank mine in 2015 compared with 2014. Agnico Eagle's average realized gold price decreased by $105 or 8.3%, to $1,156 per ounce in 2015 from $1,261 per ounce in 2014.

Revenues from silver sales increased by $4.5 million or 7.2% in 2015 compared with 2014. Silver production increased by 19.5% to approximately 4,258,000 ounces primarily due to increased silver grade at the Pinos Altos mine, partially offset by lower silver grade and silver mill recoveries at the Laronde mine. Agnico Eagle's average realized silver price decreased by 14.4% to $15.63 per ounce in 2015 from $18.27 per ounce in 2014. Revenues from zinc sales decreased by $9.4 million or 94.9% to $0.5 million in 2015 compared with 2014 primarily due to lower zinc grade and mill recovery rates at the LaRonde mine, and a 15.7% decrease in the realized zinc price between periods. Revenues from copper sales decreased by $10.0 million or 60.9% in 2015 compared with 2014 primarily due to a 23.8% decline in the realized copper price and an 11.4% increase in direct fees between periods.

Production Costs

Production costs decreased to $995.3 million in 2015 compared with $1,004.6 million in 2014 primarily due to the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar. Partially offsetting the overall decrease was $57.6 million in additional attributable production costs from the acquired interest in the Canadian Malartic mine and $12.6 million in additional production costs from the La India mine. Production costs were $866.1 million in 2013.

The table below sets out production costs by mine:

	2015	2014	2013

	(thousands of United States dollars)
LaRonde mine	$172,283	$188,736	$228,640

Lapa mine	52,571	61,056	69,371

Goldex mine	61,278	64,836	15,339

Meadowbank mine	230,564	270,824	318,414

Canadian Malartic mine	171,473	113,916	–

Kittila mine	126,095	116,893	97,934

Pinos Altos mine	105,175	123,342	116,959

Creston Mascota deposit at Pinos Altos	26,278	28,007	19,425

La India mine	49,578	36,949	–

Total production costs	$995,295	$1,004,559	$866,082

The discussion of production costs below refers to "total cash costs per ounce of gold produced" and "minesite costs per tonne", neither of which are recognized measures under IFRS. For a reconciliation of these measures to production costs and a discussion of their use by the Company, see Non-GAAP Financial Performance Measures in this MD&A.

Production costs at the LaRonde mine were $172.3 million in 2015, a 8.7% decrease compared with 2014 production costs of $188.7 million, primarily due to a weaker Canadian dollar relative to the US dollar between periods. During 2015, the LaRonde mine processed an average of 6,141 tonnes of ore per day compared with 5,713 tonnes of ore per day during 2014. The increase in throughput between periods was primarily due to a planned 2014 shutdown for the installation of replacement hoist drives at the Penna shaft. Minesite costs per tonne remained unchanged at C$99 between 2014 and 2015.

Production costs at the Lapa mine were $52.6 million in 2015, a 13.9% decrease compared with 2014 production costs of $61.1 million, primarily due to a weaker Canadian dollar relative to the US dollar between periods. During 2015, the Lapa mine processed an average of 1,534 tonnes of ore per day compared with 1,750 tonnes of ore per day processed during 2014. The decrease in throughput is consistent with the mine plan as tonnage is expected to decline progressively. Minesite costs per tonne increased to C$117 in 2015 compared with C$107 in 2014, primarily due to lower throughput.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   9

Production costs at the Goldex mine were $61.3 million in 2015, a 5.5% decrease compared with 2014 production costs of $64.8 million, primarily due to a weaker Canadian dollar relative to the US dollar between periods. During 2015, the Goldex mine processed an average of 6,336 tonnes of ore per day compared with 5,799 tonnes of ore per day processed during 2014. The increase in throughput between periods was primarily due to planned increased stope availability. Minesite costs per tonne remained unchanged at C$33 between 2014 and 2015.

Production costs at the Meadowbank mine were $230.6 million in 2015, a 14.9% decrease compared with 2014 production costs of $270.8 million primarily due to a weaker Canadian dollar relative to the US dollar and cost reductions between periods. During 2015, the Meadowbank mine processed an average of 11,049 tonnes of ore per day compared with 11,313 tonnes of ore per day processed during 2014. Minesite costs per tonne decreased to C$70 in 2015 compared with C$73 in 2014, primarily due to overall productivity gains and improved cost controls.

Attributable production costs at the Canadian Malartic mine were $171.5 million in 2015 compared with $113.9 million in 2014, reflecting a full year of attributable production costs in 2015 after having acquired an indirect 50.0% interest in the Canadian Malartic mine on June 16, 2014. During 2015, the Canadian Malartic mine processed an average of 26,150 attributable tonnes of ore per day and minesite costs per tonne were C$23.

Production costs at the Kittila mine were $126.1 million in 2015, an increase of 7.9% compared with 2014 production costs of $116.9 million primarily due to increased throughput. During 2015, the Kittila mine processed an average of 4,011 tonnes of ore per day, an increase of 26.6% compared with the 3,168 tonnes of ore per day processed during 2014 primarily due to the completion of the mill expansion in September 2014. Minesite costs per tonne decreased to €76 in 2015 compared with €78 in 2014 primarily due to increased throughput.

Production costs at the Pinos Altos mine were $105.2 million in 2015, a decrease of 14.7% compared with 2014 production costs of $123.3 million primarily due to a weaker Mexican peso relative to the US dollar between periods. During 2015, the Pinos Altos mine mill processed an average of 5,462 tonnes of ore per day, an increase of 2.1% compared with the 5,350 tonnes of ore per day processed during 2014. In 2015, approximately 384,700 tonnes of ore were stacked on the Pinos Altos mine leach pad, a decrease of 32.1% compared with the approximate 567,800 tonnes of ore stacked in 2014 primarily due to mine sequencing. Minesite costs per tonne decreased to $45 in 2015 compared with $48 in 2014 primarily due to a weaker Mexican peso relative to the US dollar between periods, partially offset by fewer tonnes of ore stacked on the heap leach pad.

Production costs at the Creston Mascota deposit at Pinos Altos were $26.3 million in 2015, a decrease of 6.2% compared with 2014 production costs of $28.0 million, primarily due to a weaker Mexican peso relative to the US dollar between periods. During 2015, approximately 2,098,800 tonnes of ore were stacked on the leach pad at the Creston Mascota deposit at Pinos Altos, an increase of 17.0% compared with the approximate 1,793,800 tonnes of ore stacked in 2014. Minesite costs per tonne decreased to $12 in 2015 compared with $16 in 2014 primarily due to a weaker Mexican peso relative to the US dollar between periods.

Production costs at the La India mine were $49.6 million in 2015 compared with $36.9 million in 2014, reflecting a full year of production at the La India mine in 2015 after having achieved commercial production in February 2014. During 2015, the La India mine stacked approximately 5,371,400 tonnes of ore on the leach pad and minesite costs per tonne were $9.

Total Production Costs by Category

10   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total cash costs per ounce of gold produced is presented in this MD&A on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total cash costs per ounce of gold produced on a by-product basis, representing the weighted average of all of the Company's producing mines, decreased to $567 in 2015 compared with $637 in 2014 and $648 in 2013. Total cash costs per ounce of gold produced on a co-product basis decreased to $626 in 2015 compared with $721 in 2014 and $806 in 2013. Set out below is an analysis of the change in total cash costs per ounce at each of the Company's mining operations:

  •
  At the LaRonde mine, total cash costs per ounce of gold produced on a by-product basis decreased to $590 in 2015 compared with $668 in 2014 primarily due to a 30.9% increase in gold production and a weaker Canadian dollar relative to the US dollar between periods. Partially offsetting the overall decrease in total cash costs per ounce of gold produced on a by-product basis, by-product revenue was significantly lower in 2015. Lower by-product revenues were the result of the LaRonde mine transitioning to ore sourced from lower levels, which has lower by-product metal content, and lower silver and copper sales prices realized in 2015 compared with 2014. Total cash costs per ounce of gold produced on a co-product basis decreased to $760 in 2015 compared with $1,055 in 2014, reflecting the increase in gold production and costs noted above.

  •
  At the Lapa mine, total cash costs per ounce of gold produced on a by-product basis decreased to $590 in 2015 compared with $667 in 2014. This decrease was primarily due to a weaker Canadian dollar relative to the US dollar between periods, partially offset by a 1.8% decrease in gold production. Total cash costs per ounce of gold produced on a co-product basis decreased to $591 in 2015 compared with $667 in 2014 as a result of the same factors as noted above.

  •
  At the Goldex mine, total cash costs per ounce of gold produced on a by-product basis decreased to $538 in 2015 compared with $638 in 2014. This decrease was primarily due to a 14.9% increase in gold production and a weaker Canadian dollar relative to the US dollar between periods. Total cash costs per ounce of gold produced on a co-product basis decreased to $538 in 2015 compared with $638 in 2014 as a result of the same factors as noted above.

  •
  At the Meadowbank mine, total cash costs per ounce of gold produced on a by-product basis increased to $613 in 2015 compared with $599 in 2014. This increase was primarily due to a 15.7% decrease in gold production, partially offset by a weaker Canadian dollar relative to the US dollar between periods. Total cash costs per ounce of gold produced on a co-product basis increased to $623 in 2015 compared with $604 in 2014 as a result of the same factors as noted above.

  •
  Total cash costs per ounce of gold produced on a by-product basis at the Canadian Malartic mine decreased to $596 in 2015 compared with $701 during the June 16, 2014 to December 31, 2014 period, primarily due to a weaker Canadian dollar relative to the US dollar between periods. Attributable total cash costs per ounce of gold produced on a co-product basis decreased to $613 in 2015 compared with $721 during the June 16, 2014 to December 31, 2014 period, as a result of the same factors as noted above. The Canadian Malartic mine was jointly acquired by Agnico Eagle and Yamana on June 16, 2014.

  •
  At the Kittila mine, total cash costs per ounce of gold produced on a by-product basis decreased to $709 in 2015 compared with $845 in 2014. This decrease was primarily due to a 25.1% increase in gold production and higher costs in 2014 associated with the mill expansion. Total cash costs per ounce of gold produced on a co-product basis decreased to $710 in 2015 compared with $846 in 2014 as a result of the same factors as noted above.

  •
  Total cash costs per ounce of gold produced on a by-product basis at the Pinos Altos mine decreased to $387 in 2015 compared with $533 in 2014. This decrease was primarily due to a 12.8% increase in gold production and a weaker Mexican peso relative to the US dollar between periods. Total cash costs per ounce of gold produced on a co-product basis decreased to $578 in 2015 compared with $718 in 2014 as a result of the same factors as noted above.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   11

  •
  Total cash costs per ounce of gold produced on a by-product basis at the Creston Mascota deposit at Pinos Altos decreased to $430 in 2015 compared with $578 in 2014. This decrease was primarily due to a 14.3% increase in gold production and a weaker Mexican peso relative to the US dollar between periods. Total cash costs per ounce of gold produced on a co-product basis decreased to $474 in 2015 compared with $611 in 2014 as a result of the same factors as noted above.

  •
  Total cash costs per ounce of gold produced on a by-product basis at the La India mine decreased to $436 in 2015 compared with $487 in 2014. This decrease was due primarily a weaker Mexican peso relative to the US dollar between periods. Total cash costs per ounce of gold produced on a co-product basis decreased to $475 in 2015 compared with $532 in 2014 as a result of the same factors as noted above. Commercial production was achieved at the La India mine in February 2014.

Exploration and Corporate Development Expense

Exploration and corporate development expense increased by 97.1% to $110.4 million in 2015 from $56.0 million in 2014. Exploration and corporate development expense was $44.2 million in 2013.

A summary of the Company's significant 2015 exploration and corporate development activities is set out below:

  •
  In Canada, exploration expenses increased by 102.0% to $56.1 million in 2015 compared with 2014 primarily due to increased exploration at the Amaruq project at the Meadowbank mine in Nunavut.

  •
  Exploration expenses increased by 218.3% to $25.5 million in Latin America compared with 2014 primarily due to increased exploration at the El Barqueno project in Mexico.

  •
  Exploration expenses increased by 40.2% to $3.7 million in the United States and decreased by 21.8% to $3.9 million in Europe in 2015 compared with 2014.

  •
  The Company's corporate development team remained active in 2015, completing the acquisition of Soltoro and the acquisition of 55% of Gunnarn during the year.

The table below sets out exploration expense by region and total corporate development expense:

	2015	2014	2013

	(thousands of United States dollars)
Canada	$56,099	$27,773	$20,339

Latin America	25,483	8,006	7,311

United States	3,666	2,615	3,501

Europe	3,943	5,044	4,624

Corporate development expense	21,162	12,564	8,461

Total exploration and corporate development expense	$110,353	$56,002	$44,236

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense increased to $608.6 million in 2015 compared with $433.6 million in 2014 and $313.9 million in 2013. The increase in amortization of property, plant and mine development between 2014 and 2015 was primarily due to the consolidation for a full year of the acquired interest in the Canadian Malartic mine and the increase to its depreciable mining properties between periods (due to the finalization of related acquisition date fair value estimates) along with a ramp up in gold production at the La India mine. Amortization expense commences once operations are in commercial production.

General and Administrative Expense

General and administrative expense decreased to $97.0 million in 2015 from $118.8 million in 2014. The decrease was primarily due to non-recurring transaction costs of $16.7 million associated with the joint acquisition of Osisko incurred in

12   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

2014, decreased stock compensation expense and a decrease in consulting costs between periods. General and administrative expense were $113.8 million in 2013.

Impairment Loss on Available-for-sale Securities

Impairment loss on available-for-sale securities was $12.0 million in 2015 compared with $15.8 million in 2014 and $32.5 million in 2013. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged.

Finance Costs

Finance costs increased to $75.2 million in 2015 compared with $73.4 million in 2014 and $62.5 million in 2013. The table below sets out the components of finance costs:

	2015	2014	2013

	(thousands of United States dollars)
Stand-by fees on credit facilities	$4,025	$4,605	$4,946

Amortization of credit facilities, financing and note issuance costs	2,437	2,757	3,192

Interest on Credit Facility	8,892	7,499	1,999

Interest on notes	49,937	49,414	49,414

Accretion expense on reclamation provisions	4,164	5,173	4,456

Other interest and penalties	7,476	5,651	1,966

Interest capitalized to construction in progress	(1,703)	(1,706)	(3,518)

Total finance costs	$75,228	$73,393	$62,455

See Liquidity and Capital Resources – Financing Activities in this MD&A for details on the Credit Facility and notes referenced above.

Impairment Loss

At the end of each reporting period the Company assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. An impairment loss is recognized for any excess of the carrying amount of the asset over its recoverable amount. The recoverable amounts are based on each asset's future cash flows and represents each asset's fair value less costs of disposal.

Based on assessments completed by the Company, no impairment losses were required in 2015 or 2014. As at December 31, 2013, the Company identified the continued decline in the market price of gold as an indicator of potential impairment for the Company's long-lived assets. As a result of the identification of this indicator, the Company estimated the recoverable amounts of all cash generating units ("CGUs") using updated assumptions and estimates and concluded that each of the Lapa mine, Meadowbank mine and Meliadine project were impaired.

A discounted cash flow approach was used to estimate fair value less costs of disposal, which represents the recoverable amount of property, plant and mine development assets that was used to determine the impairment loss amounts. The total impairment loss recorded during the year ended December 31, 2013 was $1,014.7 million.

Management's estimates of future net cash flows are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and goodwill. This may have a material effect on the Company's future consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   13

Foreign Currency Translation (Gain) Loss

The Company's operating results and cash flow are significantly affected by changes in the exchange rate between the US dollar and each of the Canadian dollar, Mexican peso and Euro as all of the Company's revenues are earned in US dollars while a significant portion of its operating and capital costs are incurred in such other currencies. During the period from January 1, 2014 through December 31, 2015, the daily US dollar (noon) exchange rate as reported by the Bank of Canada has fluctuated between C$1.06 and C$1.40, 12.85 Mexican pesos and 17.36 Mexican pesos and €0.72 and €0.95 per US$1.00.

A foreign currency translation gain of $4.7 million was recorded in 2015 compared with foreign currency translation losses of $3.8 million in 2014 and $1.8 million in 2013. On average, the US dollar strengthened against the Canadian dollar, Mexican peso and Euro in 2015 compared with 2014. The US dollar also strengthened against the Canadian dollar, Mexican peso and Euro between December 31, 2014 and December 31, 2015. The net foreign currency translation gain in 2015 was primarily due to the translation impact of current liabilities denominated in Canadian dollars, Mexican pesos and Euros, offset partially by the translation impact of current assets denominated in Mexican pesos, Canadian dollars and Euros.

Income and Mining Taxes Expense (Recovery)

In 2015, the Company recorded income and mining taxes expense of $58.0 million on income before income and mining taxes of $82.6 million at an effective tax rate of 70.2%. In 2014, the Company recorded income and mining taxes expense of $106.2 million on income before income and mining taxes of $189.1 million at an effective tax rate of 56.1%. The Company's 2015 and 2014 effective tax rates were higher than the applicable statutory tax rate of 26.0% primarily due to the impact of mining taxes, foreign exchange and non-deductible permanent differences. In 2013, an income and mining taxes recovery of $131.6 million was recorded on a loss before income and mining taxes of $818.3 million primarily due to impairment losses recorded on the Meliadine project, the Meadowbank mine and the Lapa mine as at December 31, 2013. In 2013, income and mining taxes were also affected by non-deductible permanent differences and a deferred tax charge relating to the 2013 enactment of the Special Mining Duty in Mexico.

Liquidity and Capital Resources

At December 31, 2015, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $132.3 million, compared with $215.3 million at December 31, 2014. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities at the time of purchase greater than three months are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and other factors.

Working capital (current assets less current liabilities) decreased to $517.9 million at December 31, 2015 from $575.7 million at December 31, 2014.

Operating Activities

Cash provided by operating activities decreased by $52.1 million to $616.2 million in 2015 compared with 2014. The decrease in cash provided by operating activities was primarily due to decreases in the average realized price of all metals and a $54.4 million increase in exploration and corporate development expenses between 2014 and 2015, partially offset by a 16.9% increase in gold production, a 19.5% increase in silver production, a $21.8 million decrease in general and administrative expenses and the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar on costs between periods. Cash provided by operating activities was $481.0 million in 2013, $187.3 million lower than in 2014 primarily due to a 30.0% increase in gold production in 2014 compared with 2013.

Investing Activities

Cash used in investing activities decreased to $374.5 million in 2015 from $851.6 million in 2014. The decrease in cash used in investing activities was primarily due to $403.5 million in net cash expenditures associated with the Company's June 16, 2014 joint acquisition of Osisko, a $41.0 million incremental decrease in restricted cash, a $25.7 million decrease in capital expenditures, a $16.4 million increase in net proceeds from the sale of available-for-sale securities and warrants and a $7.4 million decrease in purchases of available-for-sale securities and warrants between periods. Cash used in investing activities was $687.2 million in 2013, including capital expenditures of $620.5 million, $59.8 million in purchases of available-for-sale securities and warrants and $10.1 million associated with the acquisition of Urastar Gold Corporation.

14   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2015, the Company invested cash of $449.8 million in projects and sustaining capital expenditures. Capital expenditures in 2015 included $67.3 million at the LaRonde mine, $66.7 million at the Meliadine project, $65.2 million at the Meadowbank mine, $61.8 million at the Pinos Altos mine, $56.4 million at the Kittila mina, $48.8 million at the Goldex mine, $43.4 million at the Canadian Malartic mine (the Company's attributable portion), $23.4 million at the La India mine, $6.5 million at the Lapa mine, $4.2 million at the Creston Mascota deposit at Pinos Altos and $6.1 million at other projects. The $25.7 million decrease in capital expenditures between 2014 and 2015 was primarily due to significant expenditures that were incurred in 2014 relating to the Kittila mine's mill expansion project and the LaRonde mine's coarse ore conveyor and ventilation systems, in addition to the wind-down of capital expenditures at the Lapa mine between periods as it approaches the end of its planned mine life. Partially offsetting the overall decrease in capital expenditures between 2014 and 2015 were increased development expenditures at the Meliadine project and at the Goldex and Pinos Altos mines and an increase in attributable capital expenditures related to the Canadian Malartic mine which was jointly acquired on June 16, 2014.

On June 11, 2015, Agnico Eagle Sweden AB ("AE Sweden"), an indirect wholly-owned subsidiary of the Company, acquired 55.0% of the issued and outstanding common shares of Gunnarn Mining AB ("Gunnarn") from Orex Minerals Inc. ("Orex"), by way of a share purchase agreement (the "Gunnarn SPA"). The operation and governance of Gunnarn and the Barsele project are governed by a joint venture agreement among the Company, AE Sweden, Orex and Gunnarn (the "Gunnarn JVA"). Under the Gunnarn SPA, the consideration for the acquisition of the 55.0% of Gunnarn's outstanding common shares was $10.0 million, comprised of $6.0 million in cash payable at closing and payments of $2.0 million in cash or, at AE Sweden's sole discretion, shares of the Company, on each of the first and second anniversary of the closing. Under the Gunnarn JVA, AE Sweden committed to incur an aggregate of $7.0 million of exploration expenses at the Barsele project by June 11, 2018, 45.0% or $3.1 million of which is considered accrued purchase consideration. Accordingly, the Company's total purchase consideration for the acquisition of its 55.0% interest in Gunnarn was $13.1 million. AE Sweden may earn an additional 15.0% interest in Gunnarn under the Gunnarn JVA if it completes a feasibility study in respect of the Barsele project. The Gunnarn JVA also provides AE Sweden with the right to nominate a majority of the members of the board of directors of Gunnarn (based on current shareholdings) and AE Sweden is the sole operator of the Barsele project and paid customary management fees. In connection with the transaction, Orex also obtained a 2.0% net smelter return royalty on production from the Barsele property, which the Company may repurchase at any time for $5.0 million. The Gunnarn acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $0.6 million were capitalized to the mining properties acquired. On September 25, 2015, Orex Minerals Inc. assigned its interest in the Gunnarn JV Agreement to Barsele Minerals Corp. ("Barsele Minerals"), which was at the time a wholly-owned subsidiary of Orex. All of the shares of Barsele Minerals were subsequently distributed to shareholders of Orex under a plan of arrangement.

On June 9, 2015, the Company acquired all of the issued and outstanding common shares of Soltoro Ltd. ("Soltoro"), including common shares issuable on the exercise of Soltoro's outstanding options and warrants, by way of a plan of arrangement under the Canada Business Corporations Act (the "Soltoro Arrangement"). Each outstanding share of Soltoro was exchanged under the Soltoro Arrangement for: (i) C$0.01 in cash; (ii) 0.00793 of an Agnico Eagle common share; and (iii) one common share of Palamina Corp., a company that was newly formed in connection with the Soltoro Arrangement. Pursuant to the Soltoro Arrangement, Soltoro transferred all mining properties located outside of the state of Jalisco, Mexico to Palamina Corp. and retained all other mining properties. Agnico Eagle had no interest in Palamina Corp. upon the closing of the Soltoro Arrangement. Agnico Eagle's total purchase price of $26.7 million was comprised of $2.4 million in cash, including $1.6 million in cash contributed to Palamina Corp., and 770,429 Agnico Eagle common shares issued from treasury. The Soltoro acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $1.4 million were capitalized to the mining properties acquired.

On May 21, 2015, the Company subscribed for 62,500,000 common shares of Belo Sun Mining Corp. ("Belo Sun") in a non-brokered private placement at a price of C$0.24 per Belo Sun common share, for total cash consideration of C$15.0 million. Upon closing the transaction, the Company held approximately 17.4% of the issued and outstanding common shares of Belo Sun.

On March 19, 2015, Agnico Eagle, Yamana and Canadian Malartic GP completed the purchase of a 30.0% interest in the Malartic CHL property from Abitibi Royalties Inc. ("Abitibi") in exchange for 459,197 Agnico Eagle common shares, 3,549,695 Yamana common shares and 3.0% net smelter return royalties to each of Abitibi and Osisko Gold Royalties Ltd. on the Malartic CHL property. Total Agnico Eagle common share consideration issued was valued at $13.4 million based on the closing price of the common shares on March 18, 2015. The Malartic CHL property is located adjacent to the Company's jointly owned Canadian Malartic mine and the remaining 70.0% interest in the Malartic CHL property was jointly acquired

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   15

through the June 16, 2014 acquisition of Osisko (the predecessor to Canadian Malartic Corporation). Concurrent with the transaction closing, each of Abitibi, Agnico Eagle, Yamana, Canadian Malartic GP and Canadian Malartic Corporation released and discharged the others with respect to all proceedings previously commenced by Abitibi with respect to the Malartic CHL property. As a result of the transaction, Agnico Eagle and Yamana jointly own a 100.0% interest in the Malartic CHL property through their respective indirect interests in Canadian Malartic GP.

On November 28, 2014, the Company acquired all of the issued and outstanding common shares of Cayden, including common shares issuable on the exercise of Cayden's outstanding options and warrants, pursuant to a court-approved plan of arrangement. The total purchase price of $122.1 million was comprised of $0.5 million in cash and 4,853,875 Agnico Eagle common shares issued from treasury. The Cayden acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $3.2 million were capitalized to the mining properties acquired.

On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP, which now holds the Canadian Malartic mine. Agnico Eagle and Yamana will also jointly explore other properties that were held by Osisko (now Canadian Malartic Corporation) at the time of acquisition. Agnico Eagle has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company's rights and obligations prescribed by the Osisko Arrangement under IFRS. Agnico Eagle's share of Osisko's June 16, 2014 purchase price was comprised of cash payments totaling $462.7 million and 33,923,212 Agnico Eagle common shares valued at $1,135.1 million.

In 2015, the Company received net proceeds of $61.1 million from the sale of available-for-sale securities and warrants compared with $44.7 million in 2014 and $0.2 million in 2013. In 2015, the Company purchased $19.8 million of available-for-sale securities and warrants compared with $27.2 million in 2014 and $59.8 million in 2013. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

Financing Activities

Cash used in financing activities of $280.8 million in 2015 compared with cash provided by financing activities $229.2 million in 2014 primarily due to a change from net proceeds from long-term debt of $286.0 million in 2014 to a $261.1 million net repayment of long-term debt in 2015, partially offset by the issuance of the $50.0 million 2015 Note (as defined below) on September 30, 2015. Cash provided by financing activities was $48.7 million in 2013, which included net proceeds from long-term debt of $170.0 million, partially offset by dividends paid of $126.3 million.

In 2015, the Company paid dividends of $59.5 million compared with $54.1 million in 2014 and $126.3 million in 2013. Agnico Eagle has declared a cash dividend every year since 1983. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On September 30, 2015, the Company amended its $1.2 billion Credit Facility, among other things, extending the maturity date from June 22, 2019 to June 22, 2020 and amending pricing terms. As at December 31, 2015, the Company's outstanding balance under the Credit Facility was $265.0 million. Credit Facility availability is reduced by outstanding letters of credit, amounting to $10.9 million at December 31, 2015. As at December 31, 2015, $924.1 million was available for future drawdown under the Credit Facility.

On September 30, 2015, the Company closed a private placement consisting of a $50.0 million guaranteed senior unsecured note (the "2015 Note") with a September 30, 2025 maturity date and a yield of 4.15%. Under the note purchase agreement in respect of the 2015 Note, the Company agreed that an amount equal to or greater than the net proceeds from the 2015 Note would be spent on mining projects in the Province of Quebec, Canada.

On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a further C$150.0 million uncommitted letter of credit facility (as amended, the "New LC Facility"). The New LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the New LC Facility are supported by guarantees issued by Export Development Canada under a contract insurance bonding program agreement (the "EDC Facility") in favour of the lender. As at December 31, 2015, $69.8 million had been drawn under the New LC Facility.

16   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "Existing LC Facility"). The amount available under the Existing LC Facility increased from C$175.0 million to C$200.0 million. Effective September 28, 2015, the amount available under the Existing LC Facility was increased to C$250.0 million. The obligations of the Company under the Existing LC Facility are guaranteed by certain of its subsidiaries. The Existing LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2015, $172.6 million had been drawn under the Existing LC Facility.

On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes (the "2012 Notes"). The 2012 Notes mature in 2022 and 2024 and at issuance had a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Credit Facility.

On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt and finance lease obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt and finance lease obligations is as set out below:

  •
  A secured loan facility in the principal amount of C$75.0 million ($69.1 million) with scheduled C$20.0 million repayments on June 30, 2016 and June 30, 2017 and a 6.875% per annum interest rate. A scheduled repayment of C$15.0 million ($14.1 million) was made subsequent to the June 16, 2014 acquisition date and the scheduled C$20.0 million ($16.0 million) repayment was made on June 30, 2015, resulting in attributable outstanding principal of $28.9 million as at December 31, 2015. On September 29, 2014, Canadian Malartic GP amended the acquired secured loan facility (the "CMGP Loan") with no change to maturity or pricing terms.

  •
  The CMGP Convertible Debentures with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate. As at the June 16, 2014 Osisko acquisition date, the CMGP Convertible Debentures had an attributable fair value of $44.9 million. On June 30, 2015, the negotiated early settlement of all of the CMGP Convertible Debentures was completed. As a result of this settlement, 871,680 Agnico Eagle common shares with a fair value of $24.8 million were released from a depositary to the holders of the CMGP Convertible Debentures along with a cash payment of $10.1 million to settle the Company's obligation. Additional cash consideration of $3.2 million was paid to the holders of the CMGP Convertible Debentures upon settlement and was recorded in the other expenses (income) line item of the consolidated statements of income and comprehensive income. In 2015, a $2.4 million mark-to-market loss was recorded in the other expenses (income) line item of the consolidated statements of income and comprehensive income related to the CMGP Convertible Debentures. An $8.0 million mark-to-market gain was recorded in the other expenses (income) line item of the consolidated statements of income and comprehensive income related to the CMGP Convertible Debentures between the June 16, 2014 joint acquisition date and December 31, 2014. As at December 31, 2015, the CMGP Convertible Debentures had principal outstanding of nil.

  •
  A loan with principal outstanding of C$2.1 million ($2.0 million) with monthly repayments scheduled through the first quarter of 2015 and a 0.0% interest rate. As at December 31, 2015, the Company's attributable loan principal outstanding was nil.

  •
  Secured finance lease obligations of C$38.3 million ($35.3 million) provided in separate tranches with maturities ranging between 2015 and 2019 and a 7.5% interest rate. As at December 31, 2015, the Company's attributable finance lease obligations were $13.7 million.

The Company was in compliance with all covenants contained in the Credit Facility, 2015 Note, 2012 Notes, 2010 Notes, Existing LC Facility, New LC Facility and the EDC Facility as at December 31, 2015. Canadian Malartic GP was in compliance with all covenants under the CMGP Loan as at December 31, 2015.

The Company issued common shares under the Company's incentive share purchase plan and dividend reinvestment plan for gross proceeds of $9.4 million in 2015 compared with $10.4 million in 2014 and $15.7 million in 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   17

Contractual Obligations

Agnico Eagle's contractual obligations as at December 31, 2015 are set out below:

	Total	2016	2017-2018	2019-2020	Thereafter

	(millions of United States dollars)
Reclamation provisions(i)	$397.3	$6.2	$13.5	$22.5	$355.1

Purchase commitments(ii)	88.1	38.8	18.5	10.4	20.4

Pension obligations(iii)	5.7	0.1	0.2	1.6	3.8

Finance and operating leases	35.9	11.4	10.1	4.1	10.3

Long-term debt(iv)	1,143.9	14.5	129.4	625.0	375.0

Total(v)	$1,670.9	$71.0	$171.7	$663.6	$764.6

Notes:

(i)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company's consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

(ii)
Purchase commitments include contractual commitments for the acquisition of property, plant and mine development and intangible assets. Agnico Eagle's attributable interest in the purchase commitments associated with its joint operations totaled $2.6 million as at December 31, 2015.

(iii)
Agnico Eagle provides a non-registered supplementary executive retirement defined benefit plan for certain current and former senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. The figures presented in this table have been actuarially determined.

(iv)
With respect to the Company's long-term debt obligations, the Company has assumed that repayment will occur on each instrument's respective maturity date.

(v)
The Company's future operating cash flows are expected to be sufficient to satisfy its contractual obligations.

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements as at December 31, 2015 include operating leases with various counterparties of $16.7 million (see Note 14(b) to the consolidated financial statements) and outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $268.7 million under the Existing LC Facility and New LC Facility (see Note 26 to the consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the Company's liquidity position (as outlined in the table below) is sufficient to satisfy any related penalties or obligations.

18   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

2016 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2016 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2016:

Amount
(millions of United States dollars)

2016 Mandatory Commitments:

Contractual obligations (see table above)	$71.0

Accounts payable and accrued liabilities (as at December 31, 2015)	243.8

Interest payable (as at December 31, 2015)	14.5

Income taxes payable (as at December 31, 2015)	14.9

Total 2016 mandatory expenditure commitments	$344.2

2016 Discretionary Commitments:

Expected 2016 capital expenditures	$491.0

Expected 2016 exploration and corporate development expenses	138.0

Total 2016 discretionary expenditure commitments	$629.0

Total 2016 mandatory and discretionary expenditure commitments	$973.2

2016 Capital Resources:

Cash, cash equivalents and short-term investments (as at December 31, 2015)	$131.6

Expected 2016 cash provided by operating activities	423.5

Working capital, excluding cash, cash equivalents and short-term investments (as at December 31, 2015)	386.3

Available under the Credit Facility (as at December 31, 2015)	924.1

Total 2016 Capital Resources	$1,865.5

While the Company believes its capital resources will be sufficient to satisfy all 2016 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which includes certain capital expenditures, should unexpected financial circumstances arise in the future. The Company believes that it will continue to have sufficient capital resources available to satisfy its planned development and growth activities.

Quarterly Results Review

For the Company's detailed 2015 and 2014 quarterly financial and operating results see Summarized Quarterly Data in this MD&A.

Revenues from mining operations decreased by 4.0% to $482.9 million in the fourth quarter of 2015 compared with $503.1 million in the fourth quarter of 2014 primarily due to lower sales prices realized on gold and silver, partially offset by a 9.0% increase in payable gold production between periods. Production costs decreased by 20.0% to $229.8 million in the fourth quarter of 2015 compared with $287.3 million in the fourth quarter of 2014 primarily due to the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar between periods. Exploration and corporate development expenses increased by $11.6 million to $26.0 million in the fourth quarter of 2015 compared with $14.4 million in the fourth quarter of 2014 primarily due to exploration expenses incurred at the El Barqueno project in Mexico and the Amaruq project at the Meadowbank Mine in Nunavut. Amortization of property, plant and mine development increased by 13.0% to $157.1 million in the fourth quarter of 2015 compared with $139.1 million in the fourth quarter of 2014 primarily due to increased gold production at the Meadowbank and LaRonde mines and an increase in depreciable mining properties at the

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   19

Canadian Malartic mine between periods based on final estimates of fair value as at the June 16, 2014 acquisition date. A net loss of $15.5 million was recorded in the fourth quarter of 2015 after income and mining taxes expense of $34.6 million compared with a net loss of $21.3 million in the fourth quarter of 2014 after income and mining taxes expense of $23.6 million.

Cash provided by operating activities decreased by 14.2% to $140.7 million in the fourth quarter of 2015 compared with $164.0 million in the fourth quarter of 2014. The decrease in cash provided by operating activities was primarily due to decreases in the average realized price of gold and silver and an $11.6 million increase in exploration and corporate development expenses, partially offset by a 9.0% increase in payable gold production and a $57.5 million decrease in production costs between periods.

Outlook

The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see Note to Investors Concerning Forward-Looking Information in this MD&A for a discussion of assumptions and risks relating to such statements and information.

Gold Production

LaRonde Mine

In 2016, payable gold production at the LaRonde mine is expected to be approximately 275,000 ounces. Over the 2016 to 2018 period, average annual payable gold production at the LaRonde mine is expected to be approximately 323,000 ounces. The commissioning of a cooling plant at the LaRonde mine has helped to enhance productivity by reducing heat and congestion in the lower section of the mine and provides additional flexibility in the mining plan. In addition, a new course ore conveyor system that is scheduled to be fully commissioned in 2016 is expected to further enhance flexibility in the lower section of the mine. Total cash costs per ounce of gold produced on a by-product basis at the LaRonde mine are expected to be approximately $592 in 2016 compared with $590 in 2015.

Lapa Mine

In 2016, payable gold production at the Lapa mine is expected to be approximately 60,000 ounces. 2016 is the final year of production based on the Lapa mine's current life of mine plan with production expected to decline progressively due to lower tonnage and stope availability. The Company expects that the Lapa mine will operate until early in the fourth quarter of 2016. Total cash costs per ounce of gold produced on a by-product basis at the Lapa mine are expected to be approximately $640 in 2016 compared with $590 in 2015, reflecting expectations of decreased production and lower gold grade.

Goldex Mine

The Goldex mine achieved commercial production from the M and E Zones in October 2013. In 2016, payable gold production at the Goldex mine is expected to be approximately 105,000 ounces. Over the 2016 to 2018 period, average annual payable gold production at the Goldex mine is expected to be approximately 117,000 ounces. Continued exploitation of the M3 and M4 Zones is expected to maintain relatively constant production levels and costs at the Goldex mine through 2017. Additionally, in July 2015, the Company announced approval of the Deep 1 project, with commissioning expected to begin commissioning in 2018. Total cash costs per ounce of gold produced on a by-product basis at the Goldex mine are expected to be approximately $601 in 2016 compared with $538 in 2015, reflecting expectations of decreased production.

Meadowbank Mine

In 2016, payable gold production at the Meadowbank mine is expected to be approximately 305,000 ounces. Over the 2016 to 2018 period, average annual payable gold production at the Meadowbank mine is expected to be approximately 260,000 ounces. In 2015, the Company determined to extend the Vault pit at Meadowbank, which resulted in decreased production for 2016, but added approximately another year of production, through the third quarter of 2018. Production levels are expected to decrease progressively through 2018 due to a decline in gold grade as the current mineral reserve base is depleted. Total cash costs per ounce of gold produced on a by-product basis at the Meadowbank mine are expected to be approximately $750 in 2016 compared with $613 in 2015, reflecting expectations of decreased production and lower gold grade.

20   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Canadian Malartic Mine

The Canadian Malartic mine was jointly acquired by Agnico Eagle and Yamana on June 16, 2014. In 2016, attributable payable gold production at the Canadian Malartic mine is expected to be approximately 280,000 ounces. Over the 2016 to 2018 period, average annual attributable payable gold production at the Canadian Malartic mine is expected to be approximately 293,000 ounces. The increase in throughput to 55,000 tonnes per day in 2016 remains contingent upon updating the existing operating permits. Total cash costs per ounce of gold produced on a by-product basis at the Canadian Malartic mine are expected to be approximately $593 in 2016 compared with $596 in 2015.

Kittila Mine

In 2016, payable gold production at the Kittila mine is expected to be approximately 200,000 ounces. Over the 2016 to 2018 period, average annual payable gold production at the Kittila mine is expected to be approximately 197,000 ounces. During 2015, the focus at Kittila was improving mill reliability, and several projects were carried out that improved maintenance performance. With further optimization, the Company believes there is potential for improved mill availability, which could lead to higher throughput levels in the future. As part of an initiative to increase mine throughput, development of a ramp system related to the Rimpi Zone will be prioritized. Total cash costs per ounce of gold produced on a by-product basis at the Kittila mine are expected to be approximately $646 in 2016 compared with $709 in 2015, reflecting expectations of increased production.

Pinos Altos Mine

In 2016, payable gold production at the Pinos Altos mine is expected to be approximately 175,000 ounces. Over the 2016 to 2018 period, average annual payable gold production at the Pinos Altos mine is expected to be approximately 177,000 ounces. Commissioning of the Pinos Altos shaft in 2016 is expected to allow for better matching of the future mining capacity with the mill, once the open pit mining operation begins to wind down. Total cash costs per ounce of gold produced on a by-product basis at the Pinos Altos mine are expected to be approximately $443 in 2016 compared with $387 in 2015, reflecting expectations of decreased production.

Creston Mascota deposit at Pinos Altos

In 2016, payable gold production at the Creston Mascota deposit at Pinos Altos is expected to be approximately 45,000 ounces. Over the 2016 to 2018 period, average annual payable gold production at the Creston Mascota deposit at Pinos Altos is expected to be approximately 42,000 ounces. Further drilling on the Bravo deposit is planned for 2016 to evaluate it as a potential source of future additional production. Total cash costs per ounce of gold produced on a by-product basis at the Creston Mascota deposit at Pinos Altos are expected to be approximately $604 in 2016 compared with $430 in 2015, reflecting expectations of decreased production.

La India Mine

The La India mine achieved commercial production in February 2014. In 2016, payable gold production at the La India mine is expected to be approximately 100,000 ounces. Over the 2016 to 2018 period, average annual payable gold production at the La India mine is expected to be approximately 107,000 ounces. Total cash costs per ounce of gold produced on a by-product basis at the La India mine are expected to be approximately $470 in 2016 compared with $436 in 2015.

Production Summary

With the achievement of commercial production at the Kittila, Lapa and Pinos Altos mines in 2009, the Meadowbank mine in 2010, the Creston Mascota deposit at Pinos Altos and LaRonde mine extension in 2011, the Goldex mine M and E Zones in 2013 and the La India mine in 2014, along with the joint acquisition of the Canadian Malartic mine on June 16, 2014, Agnico Eagle has transformed from a one mine operation to an eight mine senior gold mining company over the last seven years. In 2015, the Company achieved record annual payable gold production of 1,671,340 ounces. As the Company plans its next growth phase from this expanded production platform, it expects to continue to deliver on its vision and strategy. Annual payable gold production is expected to decrease to approximately 1,545,000 ounces in 2016, representing a 7.5% decrease compared with 2015. The Company expects that the main contributors to achieving the targeted levels of payable gold production, mineral reserves and mineral resources in 2016 will include:

  •
  Increased production from the LaRonde mine due to the successful commissioning of a cooling plant and the expected full commissioning of the coarse ore conveyor;

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   21

  •
  Increased production from the Kittila mine due to continued mill optimization; and

  •
  Continued conversion of Agnico Eagle's current mineral resources to mineral reserves.

Financial Outlook

Revenue from Mining Operations and Production Costs

In 2016, the Company expects to continue to generate solid cash flow with payable gold production of approximately 1,545,000 ounces compared with 1,671,340 ounces in 2015. This expected decrease in payable gold production is primarily due to the planned wind down of the Lapa mine in 2016, lower expected grades at the Pinos Altos mine and the expansion of the Meadowbank mine's Vault pit, deferring gold production from 2016 to subsequent years though extending the Meadowbank mine life.

The table below sets out actual payable production in 2015 and expected payable production in 2016:

	2016 Forecast	2015 Actual

Gold (ounces)	1,545,000	1,671,340

Silver (thousands of ounces)	3,886	4,258

Zinc (tonnes)	4,887	3,501

Copper (tonnes)	4,860	4,941

In 2016, the Company expects total cash costs per ounce of gold produced on a by-product basis at the LaRonde mine to be approximately $592 compared with $590 in 2015. In calculating expectations of total cash costs per ounce of gold produced on a by-product basis for the LaRonde mine, net silver, zinc and copper by-product revenue offsets production costs. Therefore, production and price assumptions for by-product metals play an important role in the LaRonde mine's expected total cash costs per ounce of gold produced on a by-product basis due to its significant by-product production. The Pinos Altos mine also generates significant silver by-product revenue. An increase in by-product metal prices above forecasted levels would result in improved total cash costs per ounce of gold produced on a by-product basis at these mines. Total cash costs per ounce of gold produced on a co-product basis are expected to be approximately $756 in 2016 at the LaRonde mine compared with $760 in 2015.

As production costs at the LaRonde, Lapa, Goldex, Meadowbank and Canadian Malartic mines are denominated primarily in Canadian dollars, production costs at the Kittila mine are denominated primarily in Euros and production costs at the Pinos Altos mine, the Creston Mascota deposit at Pinos Altos and the La India mine are denominated primarily in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also affect the Company's expectations for the total cash costs per ounce of gold produced both on a by-product and co-product basis.

22   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The table below sets out the metal price and exchange rate assumptions used in deriving the expected 2016 total cash costs per ounce of gold produced on a by-product basis (forecasted production for each metal is shown in the table above) as well as the actual market average closing prices for each variable for the period of January 1, 2016 through February 29, 2016:

	2016 Assumptions	Actual Market Average (January 1, 2016 – February 29, 2016)

Gold (per ounce)	$1,100	$1,147

Silver (per ounce)	$16.00	$14.60

Zinc (per tonne)	$1,750	$1,615

Copper (per tonne)	$4,700	$4,533

C$/US$ exchange rate (C$)	$1.30	$1.40

Euro/US$ exchange rate (Euros)	€0.91	€0.91

Mexican peso/US$ exchange rate (Mexican pesos)	16.00	18.25

See Risk Profile – Metal Prices and Foreign Currencies in this MD&A for the expected impact on forecasted 2016 total cash costs per ounce of gold produced on a by-product basis of certain changes in metal price and exchange rate assumptions.

Exploration and Corporate Development Expenditures

In 2016, Agnico Eagle expects to incur exploration and corporate development expenses of approximately $138.0 million. Exploration expenses are expected to be focused on the Amaruq project in Nunavut, Canada (located approximately 50 kilometres northwest of the Meadowbank mine), the El Barqueno project in Jalisco State, Mexico (acquired on November 28, 2014 as part of Cayden) and the Sisar Zone at the Kittila mine in Finland. The expected 2016 Amaruq project drill program of approximately $43.0 million will focus on expanding and upgrading mineral resources and outlining a second open pit deposit with the goal of potentially developing the deposit as a satellite operation to the Meadowbank mine. The Company believes that the El Barqueno project's gold-silver deposits could potentially be developed into a series of open pits utilizing heap leach processing, similar to the Creston Mascota deposit at Pinos Altos and the La India mine. Agnico Eagle's expected exploration program at the El Barqueno project in 2016 of approximately $13.0 million will focus on mineral resource development, conversion and regional exploration.

Exploration programs are designed to infill and expand known deposits and test other favourable target areas that could ultimately supplement the Company's existing production profile. Exploration is success driven and thus planned exploration could change materially based on the results of the various exploration programs. When it is determined that a project can generate future economic benefit, the costs of drilling and development to further delineate the ore body on such a property are capitalized. In 2016, the Company expects to capitalize approximately $15.0 million on drilling and development related to further delineating ore bodies and converting mineral resources into mineral reserves.

Other Expenses

General and administrative expenses are expected to be between $90.0 million and $105.0 million in 2016 compared with $97.0 million in 2015. Amortization of property, plant and mine development is expected to increase to between $630.0 million and $660.0 million in 2016 compared with $608.6 million in 2015 primarily due to expected increases in gold production at the Kittila and LaRonde mines between periods and the amortization of expected 2016 capital expenditures of $41.0 million at the Meadowbank mine over its limited remaining mine life. The Company's effective tax rate is expected to be between 40.0% and 45.0% in 2016.

Capital Expenditures

Capital expenditures, including sustaining capital, construction and development costs and capitalized exploration costs, are expected to total approximately $491.0 million in 2016. The Company expects to fund its 2016 capital expenditures through

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   23

operating cash flow from the sale of its gold production and the associated by-product metals. Significant components of the expected 2016 capital expenditures program include the following:

  •
  $297.0 million in sustaining capital expenditures relating to the LaRonde mine ($62.0 million), Canadian Malartic mine ($59.0 million – portion attributable to the Company), Kittila mine ($56.0 million), Pinos Altos mine ($54.0 million), Meadowbank mine ($41.0 million), Goldex mine ($10.0 million), La India mine ($8.0 million) and the Creston Mascota deposit at Pinos Altos ($7.0 million);

  •
  $179.0 million in capitalized development expenditures relating to the Meliadine project ($96.0 million), Goldex mine ($64.0 million), Kittila mine ($10.0 million), Pinos Altos mine ($7.0 million) and the Canadian Malartic mine ($2.0 million – portion attributable to the Company); and

  •
  $15.0 million in capitalized drilling expenditures.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico Eagle may be required to issue debt or securities to satisfy cash requirements.

All-in Sustaining Costs per Ounce of Gold Produced

Based on the recommendations of the World Gold Council made in 2013, the Company modified its calculation of all-in sustaining costs per ounce of gold produced beginning in 2014. All-in sustaining costs per ounce of gold produced is calculated on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Agnico Eagle's all-in sustaining costs per ounce of gold produced on a by-product basis are expected to be approximately $850 to $890 in 2016 compared with $810 million in 2015.

Risk Profile

The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of its mining facilities. Emphasis is placed on hiring and retaining competent personnel and developing their skills through training, including safety and loss control training. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines and several of the Company's mines have received safety and development awards. Nevertheless, the Company and its employees continue efforts to improve workplace safety with an emphasis on safety procedure training for both mining and supervisory employees.

The Company also mitigates some of its normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and restricts coverage to insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Risk Factors" in the AIF.

Commodity Prices and Foreign Currencies

Agnico Eagle's net income is sensitive to metal prices and the Canadian dollar/US dollar, Mexican peso/US dollar and Euro/US dollar exchange rates. For the purpose of the sensitivity analyses set out in the table below, the Company applied the following metal price and exchange rate assumptions for 2016:

  •
  Gold – $1,100 per ounce;

  •
  Silver – $16 per ounce;

  •
  Zinc – $1,750 per tonne;

24   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

  •
  Copper – $4,700 per tonne;

  •
  Diesel – C$0.77 per litre;

  •
  Canadian dollar/US dollar – C$1.30 per $1.00;

  •
  Euro/US dollar – €0.91 per $1.00; and

  •
  Mexican peso/US dollar – 16.00 Mexican pesos per $1.00.

Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of other metals may be attributed to factors such as demand and global mine production levels. Changes in the market price of diesel may be attributed to factors such as supply and demand. Changes in exchange rates may be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2015, the ranges of metal prices, diesel prices and exchange rates were as follows:

  •
  Gold: $1,046 – $1,308 per ounce, averaging $1,160 per ounce;

  •
  Silver: $13.65 – $18.49 per ounce, averaging $15.71 per ounce;

  •
  Zinc: $1,461 – $2,434 per tonne, averaging $1,928 per tonne;

  •
  Copper: $4,512 – $6,482 per tonne, averaging $5,499 per tonne;

  •
  Diesel: C$98.60 – C$128.40 per litre, averaging C$109.31 per litre;

  •
  Canadian dollar/US dollar: C$1.16 – C$1.40 per $1.00, averaging C$1.28 per $1.00;

  •
  Euro/US dollar: €0.83 – €0.96 per $1.00, averaging €0.90 per $1.00; and

  •
  Mexican peso/US dollar: 14.44 – 17.47 Mexican pesos per $1.00, averaging 15.88 Mexican pesos per $1.00.

The following table sets out the impact on forecasted 2016 total cash costs per ounce of gold produced on a by-product basis of specifically identified changes in assumed metal prices, the diesel price and exchange rates. Specifically identified changes in each variable were considered in isolation while holding all other assumptions constant. Based on historical market data and the 2015 price ranges shown above, these specifically identified changes in assumed metal prices and exchange rates are reasonably likely in 2016.

Changes in Variable	Impact on Forecasted 2016 Total Cash Costs per Ounce of Gold Produced (By-Product Basis)

Silver – $1 per ounce	$2

Zinc – 10%	–

Copper – 10%	–

Diesel – 10%	$2

Canadian dollar/US dollar – 1%	$5

Euro/US dollar – 1%	$1

Mexican peso/US dollar – 10%	$3

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no forward gold sales. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and by-product metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum by-product metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   25

short-term call options in an attempt to enhance the realized by-product metal prices. The Company's policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under its Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as it does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes.

Cost Inputs

The Company considers and may enter into risk management strategies to mitigate price risk on certain consumables including, but not limited to, diesel fuel. These strategies have largely been confined to longer term purchasing contracts but may include financial and derivative instruments.

Interest Rates

The Company's current exposure to market risk for changes in interest rates relates primarily to drawdowns on its Credit Facility and its investment portfolio. Drawdowns on the Credit Facility are used primarily to fund a portion of the capital expenditures related to the Company's development projects and working capital requirements. As at December 31, 2015, the Company had drawn down $265.0 million on the Credit Facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2015, short-term investments were $7.4 million.

Amounts drawn under the Credit Facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates.

Financial Instruments

The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures.

Using financial instruments creates various financial risks. Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks. Market liquidity risk is the risk that a financial position cannot be liquidated quickly. The Company primarily mitigates market liquidity risk by spreading out the maturity of financial contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Because derivative contracts are primarily used as economic hedges, changes in mark-to-market value may impact income. For a description of the accounting treatment of derivative financial instruments, please see Critical IFRS Accounting Policies and Accounting Estimates – Derivative Instruments and Hedge Accounting in this MD&A.

Operational Risk

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, ground conditions, pit wall failures, flooding and gold bullion losses. The occurrence of these or similar types of events and circumstances may result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or

26   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

other hazards against which it cannot insure or against which it has elected not to insure because of premium costs or other reasons. The Company also may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's relative mine site gold production contributions are expected to continue to diversify in 2016 compared with prior years. The Meadowbank mine, which was the Company's most significant payable gold production contributor in 2015 at 22.8%, is expected to account for 19.7% of the Company's payable gold production in 2016.

The following table sets out expected 2016 payable gold production by mine:

	Expected Payable Gold Production (Ounces)	Expected Payable Gold Production (%)

LaRonde mine	275,000	17.8

Lapa mine	60,000	3.9

Goldex mine	105,000	6.8

Meadowbank mine	305,000	19.7

Canadian Malartic mine	280,000	18.1

Kittila mine	200,000	13.0

Pinos Altos mine	175,000	11.3

Creston Mascota deposit at Pinos Altos	45,000	2.9

La India mine	100,000	6.5

Total	1,545,000	100.0

Mining is a complex and unpredictable business and, therefore, actual payable gold production may differ from expectations. Adverse conditions affecting mining or milling may have a material adverse impact on the Company's financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

The Company may not achieve expected payable gold production levels as a result of occurrences such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, an autoclave, a filter press or a grinding mill. Payable gold production may also be affected by unfavorable weather conditions, ground conditions or seismic activity, lower than expected ore grades, higher than expected dilution, electrical power interruptions, the physical or metallurgical characteristics of the ore and heap leach processing resulting in containment discharge. The Company has failed to meet payable gold production forecasts in the past due to adverse conditions such as rock falls, production drilling challenges, lower than planned mill recoveries and grades, higher than expected dilution, mine structural issues and delays in the commencement of production and ramp up at new mines. On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine's Goldex Extension Zone indefinitely due to geotechnical concerns with the rock above the mining horizon, significantly impacting Agnico Eagle's payable gold production. On September 30, 2012, the Creston Mascota deposit at Pinos Altos experienced a movement of leached ore from the upper lifts of the Phase One leach pad, resulting in a temporary suspension of active leaching through March 13, 2013 and significantly impacting the Company's payable gold production. Occurrences of this nature and other accidents, adverse conditions, operational problems or regulatory circumstances in future years may result in the Company's failure to achieve current or future production expectations.

The LaRonde mine extension is one of the deepest operations in the Western Hemisphere, with an expected maximum depth of over 3 kilometres. The operations of the LaRonde mine extension rely on new infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde mine. In 2012, challenges associated with heat and congestion in the LaRonde mine

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   27

extension caused a delay in the expected ramp up in gold production. Although a new cooling plant began operating in December 2013, the depth of the operations could continue to pose significant challenges to the Company, such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

The continued sustaining development of the LaRonde mine extension is subject to a number of risks and challenges, including unforeseen geological formations, the implementation of new mining processes, and engineering and mine design adjustments. These occurrences may result in operational delays and in additional costs being incurred by the Company beyond those budgeted.

The Company's stated mineral reserves and mineral resources are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the expected grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on, among other things, assumed metal prices, foreign exchange rates and operating costs. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to record a material impairment loss on its investment in mining properties or delay or discontinue production or the development of new projects, resulting in net losses and reduced cash flow. Market price fluctuations of gold (or applicable by-product metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral reserves and mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular reporting period.

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

The Company's operations include a mine in Finland and mines in Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; increased regulatory requirements; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

The Company's Meadowbank mine is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company built a 110 kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank mine, the Company's operations are constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Most of the materials that the Company requires for the operation of the Meadowbank mine, including the exploration and potential development of the Amaruq deposit, must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is not able to acquire and transport necessary supplies during this time, this may result in a slowdown or stoppage of operations at the Meadowbank mine. Furthermore, if major equipment fails, any items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank mine may require the slowdown or stoppage of operations.

Regulatory Risk

The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other

28   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Controls Evaluation

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P"). The Company's management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR and DC&P as at December 31, 2015. Based on this evaluation, management concluded that the Company's ICFR and DC&P were effective.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at February 29, 2016 were exercised:

Common shares outstanding at February 29, 2016	219,677,985

Employee stock options	9,566,989

Common shares held in a trust in connection with the Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan	848,176

Total	230,093,150

Governance

Agnico Eagle's Sustainable Development Policy, approved by the Board of Directors in 2012, formally outlines the guiding principles and commitments that the Company strives to uphold. The Sustainable Development Policy is based on four fundamental values of sustainable development at Agnico Eagle: respect for the Company's employees; protection of the environment; safe operations; and respect for the Company's communities.

Sustainable Development Management

In 2015, the Company continued the process of integrating sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility of 'maintaining high standards in sustainability' to exploration and acquisition activities, day to day operating and site closure plans. This integration is intended to lead to employees taking greater ownership towards the implementation of responsible mining practices, thereby reducing risk.

This integration process is done through the development and implementation of a formal Health, Safety, Environment and Community Management System, termed the Responsible Mining Management System ("RMMS"). The aim of the RMMS is to further promote a culture of accountability and leadership in managing health, safety, environmental and social acceptability matters. RMMS documentation is supported by the software Intelex, which is widely used in the Canadian mining industry and is consistent with the ISO 14001 Environmental Management System and the BS OHSAS 18001 Occupational Health and Safety Management System.

Agnico Eagle became a signatory of the International Cyanide Management Code (the "Cyanide Code") in 2011. The Company's commitments as a signatory to the Cyanide Code are incorporated in the RMMS. Cyanide Code requirements certification was received by the Company's Kittila, Pinos Altos and Meadowbank mines in 2015.

The RMMS also integrates the requirements of the Mining Association of Canada's industry leading Towards Sustainable Mining Initiative (the "TSM Initiative"), as well as the Global Reporting Initiative's sustainability reporting guidelines for the mining industry. In December 2010, Agnico Eagle became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative was developed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under six performance protocols: crisis management; energy and greenhouse gas emissions management; tailings management; biodiversity conservation management; health and safety; and aboriginal relations and community outreach. In 2015, all of Agnico Eagle's mines completed an external audit evaluating the TSM

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   29

protocols. As a result of the TSM protocols audit, the Mining Association of Canada recognized the Kittila, Goldex and LaRonde mines with achievement awards for having reached A level status in all protocols. Of the 132 indicators reviewed, all but 8 achieved an A level status. The Company has developed action plans to address the 8 indicators reviewed that did not achieve an A level status.

Employee Health and Safety

The Company is responsible for providing employees with a safe working environment and with the tools and training to carry out their duties in an efficient and safe manner. In 2015, Agnico Eagle's combined lost-time accident ("LTA") frequency rate was significantly lower than its target rate, and 17.0% lower than 2014. The Company has now achieved its lowest ever combined LTA rate for the fifth year in a row.

In 2015, an action plan was implemented to address risks identified through a Company-wide risk assessment to identify and classify health and safety risks as well as risks to the environment and local communities.

One of the measures implemented by the Company to improve safety performance is the workplace safety card system. This system was implemented across the Company to strengthen its risk-based training program. Developed by the Quebec Mining Association, the safety card system teaches workers and supervisors to use risk-based thinking in their duties. Workers and their supervisors must meet each day to discuss on-the-job health and safety matters. The safety card system also allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, as well as the nature of risks, issues and other information. In addition, it allows supervisors to exchange and analyze information between shifts to improve efficiency and safety.

Each of the Company's mining operations has its own Emergency Response Plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment.

Community

The Company's goal at each of its operations is to hire as much as possible of its workforce, including management teams, directly from the local region in which the operation is located. In 2015, the proportion of Agnico Eagle`s mine workforce hired locally was 80.0% while the proportion of the mine management team hired locally was 71.0%. The Company believes that providing employment is one of the most significant contributions it can make to the communities in which it operates. In 2015, Agnico Eagle continued its partnership with the Kivalliq Mine Training Society to build a qualified workforce pool in the Kivalliq region of Nunavut.

Agnico Eagle works closely with neighbouring communities to develop alternative employment and business opportunities to help diversify local economies. The Company also continues to support a number of community health and educational initiatives surrounding its mines. In 2015, the Company worked with the community of Baker Lake, Nunavut in developing a plan to improve community wellness.

Environment

In 2015, a leakage of discharge quality water occurred in one corner of the neutralized precipitate tailings pond at the Kittila mine. The discharge was controlled and a remediation plan that was approved by the relevant authority was implemented.

The appeal process related to the July 2013 Kittila mine updated environmental permit continued in 2015. A final decision is expected in 2016.

In 2015, a project certificate for the Meliadine project was received from the Nunavut Impact Review Board and a type B water licence for pre-development work was received from the Nunavut Water Board. A type B water licence for the construction of an exploration road from the Meadowbank mine to the Amaruq project was also received from the Nunavut Water Board in 2015. An application for the Meliadine project type A water licence (operating licence) was filed in 2015 and the licence is expected to be received in 2016.

The Canadian Malartic mine received regulatory notice of 25 infractions in 2015 related primarily to noise, blasting fumes and overpressure. Progress has been made addressing such issues since 2014.

In August 2015, Agnico Eagle received a summons to appear in court for an alleged environmental offence that occurred in July 2013 at the Meadowbank mine. The summons refers to the alleged release of a deleterious substance into the

30   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

environment (a lake frequented by fish) and the failure to report it to authorities. The case is expected to go through the court system in 2016.

International Financial Reporting Standards

The Company has adopted IFRS as its basis of accounting, replacing US GAAP effective July 1, 2014. As a result, Agnico Eagle's consolidated financial statements for 2015 are reported in accordance with IFRS, with comparative information restated under IFRS and a transition date of January 1, 2013.

Generally Accepted Accounting Principles ("GAAP") for Canadian publicly accountable enterprises became IFRS as issued by the International Accounting Standards Board in 2011 and the US Securities and Exchange Commission ("SEC") in the United States accepts financial statements prepared in accordance with IFRS without reconciliation to US GAAP from foreign private issuers. Accordingly, Agnico Eagle decided to convert its basis of accounting to IFRS to enhance the comparability of its financial statements to the Company's peers in the mining industry.

Agnico Eagle developed and executed a detailed IFRS conversion plan including an assessment phase, an impact analysis and design phase and an implementation phase, culminating in the Company's initial reporting in accordance with IFRS in the third quarter of 2014.

Critical IFRS Accounting Policies and Accounting Estimates

Agnico Eagle's significant IFRS accounting policies are disclosed in the Summary of Significant Accounting Policies note to the consolidated financial statements.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates periodically, actual results may differ from these estimates.

The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee which has reviewed the Company's disclosure in this MD&A.

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. The Company does not hold financial instruments or derivative financial instruments for trading purposes.

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statements of income and comprehensive income or in equity as a component of accumulated other comprehensive income, depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness at each reporting period. Realized gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified,

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   31

goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

Mining Properties, Plant and Equipment and Mine Development Costs

Mining properties, plant and equipment and mine development costs are recorded at cost, less accumulated amortization and accumulated impairment losses.

Mining Properties

The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

Assets under construction are not amortized until the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

Plant and Equipment

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the end of the construction period. Amortization is charged according to either the units-of-production method or on a straight-line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

Useful lives of property, plant and equipment are based on estimated mine lives as determined by proven and probable mineral reserves. Remaining mine lives at December 31, 2015 range from 1 to 20 years.

Mine Development Costs

Mine development costs incurred after the commencement of production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enable the Company to extract ore underground.

The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves.

32   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Deferred Stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

Production stage stripping costs provide a future economic benefit when:

  •
  It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;

  •
  The Company can identify the component of the ore body for which access has been improved; and

  •
  The costs relating to the stripping activity associated with that component can be measured reliably.

Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

Borrowing Costs

Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, development or construction stages.

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to the Company are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest rate method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost. An asset leased under a finance lease is amortized over the shorter of the lease term and its useful life.

All other leases are recognized as operating leases. Operating lease payments are recognized as an operating expense in the consolidated statements of income on a straight-line basis over the lease term.

Development Stage Expenditures

Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   33

Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

Commercial Production

A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

  •
  Completion of a reasonable period of testing mine plant and equipment;

  •
  Ability to produce minerals in saleable form (within specifications); and

  •
  Ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

Impairment of Long-lived Assets

At the end of each reporting period the Company assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. The impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying amounts.

Any impairment charge that is taken on a long-lived asset except goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, a recovery should be recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. Impairments and subsequent reversals are recorded in the consolidated statement of income in the period in which they occur.

Reclamation Provisions

Asset retirement obligations ("AROs") arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company's best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in financing costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains or losses are recorded in the consolidated statements of income.

34   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in proven and probable mineral reserves and a corresponding change in the life-of-mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Each reporting period, provisions for AROs are re-measured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income.

Environmental remediation liabilities ("ERLs") are differentiated from AROs in that ERLs do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income. Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income.

Stock-based Compensation

The Company offers equity-settled awards (the employee stock option plan, incentive share purchase plan and Restricted Share Unit plan) to certain employees, officers and directors of the Company.

Employee Stock Option Plan ("ESOP")

The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income and comprehensive income or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category of the award recipient's payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not re-measured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company's reported diluted net income per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

Incentive Share Purchase Plan ("ISPP")

Under the ISPP, directors (excluding non-executive directors), officers and employees (the participants) of the Company may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each participant's contribution. All common shares subscribed for under the ISPP are issued by the Company.

The Company records an expense equal to its cash contribution to the ISPP. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to the vesting date, any accrual for contributions by the Company during the vesting period related to that employee is reversed.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   35

Restricted Share Unit ("RSU") Plan

The RSU plan is open to directors and certain employees including senior executives of the Company. Common shares are purchased and held in a trust until they have vested. The cost is recorded over the vesting period of the award to the same expense category as the award recipient's payroll costs. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

Revenue Recognition

Revenue from mining operations consists of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from by-product metal sales are shown net of smelter charges as part of revenues from mining operations.

Revenue from the sale of gold and silver is recognized when the following conditions have been met:

  •
  The Company has transferred to the buyer the significant risks and rewards of ownership;

  •
  The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  •
  The amount of revenue can be measured reliably;

  •
  It is probable that the economic benefits associated with the transaction will flow to the Company; and

  •
  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from gold and silver in the form of dore bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all of the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when the risks and rewards of ownership of the concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

Income Taxes

Current tax and deferred tax expenses are recognized in the consolidated statements of income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income (loss).

Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

Deferred taxes are not recognized in the following circumstances:

  •
  Where the deferred tax liability arises from the initial recognition of goodwill;

  •
  Where the deferred tax asset or liability arises on the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither net income nor income before income and mining taxes; and

  •
  For temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the temporary difference and it is probable that they will not reverse in the foreseeable future.

36   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Deferred tax assets are recognized for unused losses carried forward and deductible temporary differences to the extent that it is probable that future taxable net income will be available against which they can be utilized except as noted above.

At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable net income will allow the deferred tax assets to be recovered.

Recently Issued Accounting Pronouncements

IFRS 9 – Financial Instruments

In July 2014, the IASB issued IFRS 9 – Financial Instruments which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 – Financial Instruments: Recognition and Measurement. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. Agnico Eagle is evaluating the impact of the adoption of IFRS 9 on the Company's consolidated financial statements along with the timing of adoption.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers, which establishes principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2018, with earlier adoption permitted. Agnico Eagle is evaluating the impact of the adoption of IFRS 15 on the Company's consolidated financial statements along with the timing of adoption.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases which brings most leases on-balance sheet for lessees by eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17's operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17 – Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Agnico Eagle is currently evaluating the impact of the adoption of IFRS 16 on the Company's consolidated financial statements along with the timing of adoption.

Mineral Reserve Data

The scientific and technical information set out in this MD&A has been approved by the following "qualified persons" as defined under the CSA's National Instrument 43-101 Standards of Disclosure for Mineral Properties: mineral reserves and mineral resources (other than for the Canadian Malartic mine) – Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; mineral reserves and mineral resources (for the Canadian Malartic mine) – Donald Gervais, P.Geo., Director of Technical Services at Canadian Malartic Corporation; Quebec operations – Christian Provencher, Eng., Vice-President, Canada; Nunavut operations – Dominique Girard, Eng., Vice-President, Technical Services and Nunavut Operations; Kittila operations – Francis Brunet, Eng., Corporate Director, Mining; Southern Business operations – Tim Haldane, P.Eng., Senior Vice-President, Operations – USA & Latin America; and exploration – Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng., Vice-President, Exploration. The Company's mineral reserves estimate was derived from internally generated data or geology reports.

The assumptions used for the mineral reserve estimates at all mines and projects reported in this MD&A (except the Canadian Malartic mine) as at December 31, 2015 are $1,100 per ounce gold, $16.00 per ounce silver, $0.90 per pound zinc and $2.50 per pound copper. Exchange rate assumptions of C$1.16 per US$1.00, €0.83 per US$1.00 and 14.00 Mexican pesos per $1.00 were used for all mines and projects other than the Lapa mine, the Meadowbank mine, the Creston Mascota deposit at Pinos Altos and the Santo Nino open pit at Pinos Altos, which used exchange rate assumptions of C$1.30 per US$1.00 and 16.00 Mexican pesos per $1.00 due to their shorter mine lives. The assumptions used for the mineral reserve estimates reported in this MD&A for the Canadian Malartic mine as at December 31, 2015 are $1,150 per ounce gold and an exchange rate of C$1.24 per US$1.00.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   37

Proven and Probable Mineral Reserves by Property(i)	Tonnes	Gold Grade (Grams per Tonne)	Contained Gold (Ounces)(ii)

Proven Mineral Reserves

LaRonde mine	3,455,000	4.09	454,000

Lapa mine	444,000	5.49	78,000

Goldex mine	300,000	1.54	15,000

Meadowbank mine	1,203,000	1.51	58,000

Canadian Malartic mine (attributable 50.0%)	27,446,000	0.97	860,000

Meliadine project	34,000	7.31	8,000

Kittila mine	1,059,000	4.28	146,000

Pinos Altos mine	2,769,000	3.08	274,000

Creston Mascota deposit at Pinos Altos	187,000	0.68	4,000

La India mine	244,000	0.68	5,000

Total Proven Mineral Reserves	37,141,000	1.59	1,903,000

Probable Mineral Reserves

LaRonde mine	14,765,000	5.59	2,654,000

Goldex mine	12,644,000	1.61	653,000

Akasaba project	4,759,000	0.92	141,000

Meadowbank mine	9,586,000	2.87	885,000

Canadian Malartic mine (attributable 50.0%)	83,320,000	1.12	3,002,000

Meliadine project	14,495,000	7.32	3,410,000

Kittila mine	27,136,000	4.82	4,208,000

Pinos Altos mine	12,967,000	2.84	1,185,000

Creston Mascota deposit at Pinos Altos	4,026,000	1.33	172,000

La India mine	29,743,000	0.90	862,000

Total Probable Mineral Reserves	213,442,000	2.50	17,172,000

Total Proven and Probable Mineral Reserves	250,583,000	2.37	19,075,000

Notes:

(i)
Complete information on the verification procedures, quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definitions of certain terms used herein may be found in: the AIF under the caption "Information on Mineral Reserves and Mineral Resources of the Company"; the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR on June 8, 2006; the Technical Report on the December 31, 2009 Mineral Reserve and Mineral Resource Estimate and the Suuri Extension Project, Kittila Mine, Finland filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Mine, Nunavut, Canada as at December 31, 2011 filed with Canadian securities regulatory authorities on SEDAR on March 23, 2012; the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as of December 31, 2008 filed with Canadian securities regulatory authorities on March 25, 2009; the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015 filed with Canadian securities regulatory authorities on SEDAR on March 12, 2015; the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico dated August 31, 2012 filed with Canadian securities regulatory authorities on SEDAR on October 12, 2012; the Technical Report on Restatement of the Mineral Resources at Goldex Mine, Quebec, Canada as at October 19, 2011 filed with Canadian securities regulatory authorities on SEDAR on December 5, 2011; the Technical Report on Production of the M and E Zones at Goldex Mine dated October 14, 2012 filed with the Canadian securities regulatory authorities on SEDAR on November 1, 2012; and the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property as at June 16, 2014 filed with Canadian securities regulatory authorities on SEDAR on August 13, 2014.

(ii)
Total contained gold ounces does not include equivalent gold ounces for the by-product metals contained in the mineral reserves.

38   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income (loss) as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	2015	2014	2013

	(thousands of United States dollars)
Net income (loss) for the period – basic	$24,583	$82,970	$(686,705)

Less: Dilutive impact of CMGP Convertible Debentures(i)	–	(7,345)	–

Net income (loss) for the period – diluted	$24,583	$75,625	$(686,705)

Impairment loss on available-for-sale securities	12,035	15,763	32,476

Gain on sale of available-for-sale securities	(24,600)	(5,635)	(74)

Foreign currency translation (gain) loss	(4,728)	3,781	1,769

Loss on derivative financial instruments	19,608	6,156	268

Stock options expense	19,490	20,092	26,398

Mark-to-market loss (gain) on CMGP Convertible Debentures(ii)	2,416	(7,995)	–

Impairment loss, net of tax	–	–	748,157

Income and mining taxes adjustments	24,742	23,323	44,256

Other	19,442	5,832	21,097

Adjusted net income for the period – basic	$92,988	$144,287	$187,642

Adjusted net income for the period – diluted	$92,988	$144,937	$187,642

Net income (loss) per share – basic	$0.11	$0.43	$(3.97)

Net income (loss) per share – diluted	$0.11	$0.39	$(3.97)

Adjusted net income per share – basic	$0.43	$0.74	$1.09

Adjusted net income per share – diluted	$0.43	$0.74	$1.09

Notes:

(i)
In connection with the joint acquisition of Osisko on June 16, 2014, Agnico Eagle indirectly assumed its attributable interest in the CMGP Convertible Debentures. On June 30, 2015, the negotiated early settlement of all the CMGP Convertible Debentures was completed, resulting in principal outstanding of nil. The impact of the CMGP Convertible Debentures has been included in the calculation of diluted net income, diluted adjusted net income, diluted net income per share and diluted adjusted net income per share where dilutive and has been excluded from the calculation of diluted net income, diluted adjusted net income, diluted net income per share and diluted adjusted net income per share where anti-dilutive. The dilutive impact of CMGP the Convertible Debentures was excluded from the calculation of diluted net income, diluted adjusted net income, diluted net income per share and diluted adjusted net income per share for the year ended December 31, 2015 as their impact would have been anti-dilutive for the portion of the year they were outstanding.

(ii)
Where the impact of the CMGP Convertible Debentures is dilutive, the adjustment for mark-to-market loss (gain) on CMGP Convertible Debentures is excluded from the calculation of adjusted net income for the period on a diluted basis as it is already incorporated in the calculation of net income (loss) for the period on a diluted basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   39

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Total cash costs per ounce of gold produced is calculated on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is presented on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

Minesite costs per tonne is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for unsold concentrate inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be affected by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Total cash costs per ounce of gold produced and minesite costs per tonne have been restated to conform with IFRS for all reported periods.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of income and comprehensive income in accordance with IFRS.

40   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total Production Costs by Mine

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars)
LaRonde mine	$172,283	$188,736	$228,640

Lapa mine	52,571	61,056	69,371

Goldex mine(i)	61,278	64,836	15,339

Meadowbank mine	230,564	270,824	318,414

Canadian Malartic mine(ii)	171,473	113,916	–

Kittila mine(iii)	126,095	116,893	97,934

Pinos Altos mine	105,175	123,342	116,959

Creston Mascota deposit at Pinos Altos(iv)	26,278	28,007	19,425

La India mine(v)	49,578	36,949	–

Production costs per the consolidated statements of income and comprehensive income	$995,295	$1,004,559	$866,082

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(vi) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(vii) by Mine

LaRonde Mine – Total Cash Costs per Ounce of Gold Produced(vi)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$172,283	$188,736	$228,640

Adjustments:

Inventory and other adjustments(viii)	31,417	27,070	31,855

Cash operating costs (co-product basis)	$203,700	$215,806	$260,495

By-product metal revenues	(45,678)	(79,015)	(121,035)

Cash operating costs (by-product basis)	$158,022	$136,791	$139,460

Gold production (ounces)	267,921	204,652	181,781

Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$760	$1,055	$1,433

By-product basis	$590	$668	$767

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   41

LaRonde Mine – Minesite Costs per Tonne(vii)		Year Ended December 31, 2015		Year Ended December 31, 2014		Year Ended December 31, 2013

		(thousands of United States dollars, except as noted)
Production costs		$172,283		$188,736		$228,640

Inventory and other adjustments(ix)		2,582		(1,511)		(6,259)

Minesite operating costs		$174,865		$187,225		$222,381

Minesite operating costs (thousands of C$)	C$	222,799	C$	206,858	C$	229,004

Tonnes of ore milled (thousands of tonnes)		2,241		2,085		2,319

Minesite costs per tonne (C$)(vii)	C$	99	C$	99	C$	99

Lapa Mine – Total Cash Costs per Ounce of Gold Produced(vi)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$52,571	$61,056	$69,371

Adjustments:

Inventory and other adjustments(viii)	1,161	750	(1,105)

Cash operating costs (co-product basis)	$53,732	$61,806	$68,266

By-product metal revenues	(62)	(61)	(22)

Cash operating costs (by-product basis)	$53,670	$61,745	$68,244

Gold production (ounces)	90,967	92,622	100,730

Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$591	$667	$678

By-product basis	$590	$667	$677

Lapa Mine – Minesite Costs per Tonne(vii)		Year Ended December 31, 2015		Year Ended December 31, 2014		Year Ended December 31, 2013

		(thousands of United States dollars, except as noted)
Production costs		$52,571		$61,056		$69,371

Inventory and other adjustments(ix)		(1,000)		545		(1,216)

Minesite operating costs		$51,571		$61,601		$68,155

Minesite operating costs (thousands of C$)	C$	65,686	C$	68,128	C$	70,194

Tonnes of ore milled (thousands of tonnes)		560		639		640

Minesite costs per tonne (C$)(vii)	C$	117	C$	107	C$	110

42   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Goldex Mine – Total Cash Costs per Ounce of Gold Produced(i)(vi)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$61,278	$64,836	$15,339

Adjustments:

Inventory and other adjustments(viii)	878	(720)	1,924

Cash operating costs (co-product basis)	$62,156	$64,116	$17,263

By-product metal revenues	(23)	(20)	(3)

Cash operating costs (by-product basis)	$62,133	$64,096	$17,260

Gold production (ounces)	115,426	100,433	19,305

Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$538	$638	$894

By-product basis	$538	$638	$894

Goldex Mine – Minesite Costs per Tonne(i)(vii)		Year Ended December 31, 2015		Year Ended December 31, 2014		Year Ended December 31, 2013

		(thousands of United States dollars, except as noted)
Production costs		$61,278		$64,836		$15,339

Inventory and other adjustments(ix)		(1,253)		(797)		1,895

Minesite operating costs		$60,025		$64,039		$17,234

Minesite operating costs (thousands of C$)	C$	76,408	C$	70,728	C$	18,093

Tonnes of ore milled (thousands of tonnes)		2,313		2,117		492

Minesite costs per tonne (C$)(vii)	C$	33	C$	33	C$	37

Meadowbank Mine – Total Cash Costs per Ounce of Gold Produced(vi)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$230,564	$270,824	$318,414

Adjustments:

Inventory and other adjustments(viii)	7,282	2,688	(4,601)

Cash operating costs (co-product basis)	$237,846	$273,512	$313,813

By-product metal revenues	(3,665)	(2,420)	(2,343)

Cash operating costs (by-product basis)	$234,181	$271,092	$311,470

Gold production (ounces)	381,804	452,877	430,613

Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$623	$604	$729

By-product basis	$613	$599	$723

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   43

Meadowbank Mine – Minesite Costs per Tonne(vii)		Year Ended December 31, 2015		Year Ended December 31, 2014		Year Ended December 31, 2013

		(thousands of United States dollars, except as noted)
Production costs		$230,564		$270,824		$318,414

Inventory and other adjustments(ix)		(4,441)		2,539		(5,222)

Minesite operating costs		$226,123		$273,363		$313,192

Minesite operating costs (thousands of C$)	C$	280,950	C$	300,635	C$	322,677

Tonnes of ore milled (thousands of tonnes)		4,033		4,129		4,143

Minesite costs per tonne (C$)(vii)	C$	70	C$	73	C$	78

Canadian Malartic Mine – Total Cash Costs per Ounce of Gold Produced(ii)(vi)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$171,473	$113,916	$–

Adjustments:

Inventory and other adjustments(viii)	3,630	(10,862)	–

Cash operating costs (co-product basis)	$175,103	$103,054	$–

By-product metal revenues	(4,689)	(2,771)	–

Cash operating costs (by-product basis)	$170,414	$100,283	$–

Gold production (ounces)	285,809	143,008	–

Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$613	$721	$–

By-product basis	$596	$701	$–

Canadian Malartic Mine – Minesite Costs per Tonne(ii)(vii)		Year Ended December 31, 2015		Year Ended December 31, 2014		Year Ended December 31, 2013

		(thousands of United States dollars, except as noted)
Production costs		$171,473		$113,916		$–

Inventory and other adjustments(ix)		1,784		(11,656)		–

Minesite operating costs		$173,257		$102,260		$–

Minesite operating costs (thousands of C$)	C$	219,714	C$	113,818	C$	–

Tonnes of ore milled (thousands of tonnes)		9,545		5,263		–

Minesite costs per tonne (C$)(vii)	C$	23	C$	22	C$	–

44   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Kittila Mine – Total Cash Costs per Ounce of Gold Produced(iii)(vi)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$126,095	$116,893	$97,934

Adjustments:

Inventory and other adjustments(iii)(viii)	(187)	3,051	(13,442)

Cash operating costs (co-product basis)	$125,908	$119,944	$84,492

By-product metal revenues	(155)	(124)	(125)

Cash operating costs (by-product basis)	$125,753	$119,820	$84,367

Gold production (ounces)	177,374	141,742	141,031

Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$710	$846	$599

By-product basis	$709	$845	$598

Kittila Mine – Minesite Costs per Tonne(iii)(vii)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$126,095	$116,893	$97,934

Inventory and other adjustments(iii)(ix)	(374)	2,560	(13,848)

Minesite operating costs	$125,721	$119,453	$84,086

Minesite operating costs (thousands of €)	€111,329	€89,987	€64,102

Tonnes of ore milled (thousands of tonnes)	1,464	1,156	883

Minesite costs per tonne (€)(vii)	€76	€78	€73

Pinos Altos Mine – Total Cash Costs per Ounce of Gold Produced(vi)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$105,175	$123,342	$116,959

Adjustments:
Inventory and other adjustments(viii)	6,458	(581)	2,473

Cash operating costs (co-product basis)	$111,633	$122,761	$119,432
By-product metal revenues	(37,030)	(31,643)	(51,773)

Cash operating costs (by-product basis)	$74,603	$91,118	$67,659

Gold production (ounces)	192,974	171,019	181,773

Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$578	$718	$657

By-product basis	$387	$533	$372

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   45

Pinos Altos Mine – Minesite Costs per Tonne(vii)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$105,175	$123,342	$116,959

Inventory and other adjustments(ix)	2,481	(2,376)	(821)

Minesite operating costs	$107,656	$120,966	$116,138

Tonnes of ore processed (thousands of tonnes)	2,378	2,520	2,726

Minesite costs per tonne (US$)(vii)	$45	$48	$43

Creston Mascota deposit at Pinos Altos – Total Cash Costs per Ounce of Gold Produced(iv)(vi)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$26,278	$28,007	$19,425

Adjustments:

Inventory and other adjustments(iv)(viii)	(328)	1,232	(2,289)

Cash operating costs (co-product basis)	$25,950	$29,239	$17,136

By-product metal revenues	(2,412)	(1,574)	(795)

Cash operating costs (by-product basis)	$23,538	$27,665	$16,341

Gold production (ounces)	54,703	47,842	32,120

Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$474	$611	$534

By-product basis	$430	$578	$509

Creston Mascota deposit at Pinos Altos – Minesite Costs per Tonne(iv)(vii)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$26,278	$28,007	$19,425

Inventory and other adjustments(iv)(ix)	(757)	870	(2,564)

Minesite operating costs	$25,521	$28,877	$16,861

Tonnes of ore processed (thousands of tonnes)	2,099	1,794	1,023

Minesite costs per tonne (US$)(vii)	$12	$16	$16

46   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

La India Mine – Total Cash Costs per Ounce of Gold Produced(v)(vi)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$49,578	$36,949	$–

Adjustments:

Inventory and other adjustments(viii)	(28)	1,172	–

Cash operating costs (co-product basis)	$49,550	$38,121	$–

By-product metal revenues	(4,058)	(3,230)	–

Cash operating costs (by-product basis)	$45,492	$34,891	$–

Gold production (ounces)(v)	104,362	71,601	–

Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$475	$532	$–

By-product basis	$436	$487	$–

La India Mine – Minesite Costs per Tonne(v)(vii)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

	(thousands of United States dollars, except as noted)
Production costs	$49,578	$36,949	$–

Inventory and other adjustments(ix)	(657)	778	–

Minesite operating costs	$48,921	$37,727	$–

Tonnes of ore processed (thousands of tonnes)	5,371	4,442	–

Minesite costs per tonne (US$)(vii)	$9	$8	$–

Notes:

(i)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(iii)
The calculations of total cash costs per ounce of gold produced and minesite costs per tonne exclude the Kittila mine's results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159 in production costs during the second quarter of 2013, which were removed from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne by means of the inventory and other adjustments line in their respective reconciliation tables.

(iv)
The calculations of total cash costs per ounce of gold produced and minesite costs per tonne exclude the Creston Mascota deposit at Pinos Altos' results for the first quarter of 2013 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,117 in production costs during the first quarter of 2013, which were removed from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne by means of the inventory and other adjustments line in their respective reconciliation tables.

(v)
The La India mine achieved commercial production on February 1, 2014. The calculation of total cash costs per ounce of gold produced in the year ended December 31, 2014 excludes 3,492 ounces of payable gold production as they were produced prior to the achievement of commercial production.

(vi)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis,

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   47

  by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(viii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(ix)
This inventory and other adjustment reflects production costs associated with unsold concentrates.

All-in Sustaining Costs per Ounce of Gold Produced

All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Based on the recommendations of the World Gold Council made in 2013, the Company modified its calculation of all-in sustaining costs per ounce of gold produced beginning in 2014. All-in sustaining costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Prior to modifying its calculation of all-in sustaining costs per ounce of gold produced for 2014 based on the recommendations of the World Gold Council, the Company calculated all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures, general and administrative expenses (net of stock options) and exploration and corporate development expenses (excluding greenfield exploration) per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis would have been calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues, net of smelting, refining and marketing charges would have been made to total cash costs per ounce of gold produced.

48   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Year Ended December 31, 2015	Year Ended December 31, 2014

Production costs per the consolidated statements of income (loss) (thousands of United States dollars)	$995,295	$1,004,559

Adjusted gold production (ounces)(i)	1,671,340	1,425,796

Production costs per ounce of adjusted gold production:(i)	$596	$705

Adjustments:

Inventory and other adjustments(ii)	30	16

Total cash costs per ounce of gold produced – co-product basis(iii)	$626	$721

By-product metal revenues	(59)	(84)

Total cash costs per ounce of gold produced – by-product basis(iii)	$567	$637

Adjustments:

Sustaining capital expenditures (including capitalized exploration)	183	230

General and administrative expenses (including stock options)	58	83

Non-cash reclamation provision and other	2	4

All-in sustaining costs per ounce of gold produced – by-product basis	$810	$954

By-product metal revenues	59	84

All-in sustaining costs per ounce of gold produced – co-product basis	$869	$1,038

Notes:

(i)
The La India mine achieved commercial production on February 1, 2014. The calculation of total cash costs per ounce of gold produced for the year ended December 31, 2014 excludes 3,492 ounces of payable gold production as they were produced prior to the achievement of commercial production.

(ii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   49

SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended

	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	Total 2015

Operating margin(i):

Revenues from mining operations	$483,596	$510,109	$508,795	$482,932	$1,985,432

Production costs	247,280	263,612	254,584	229,819	995,295

Total operating margin(i)	236,316	246,497	254,211	253,113	990,137

Operating margin(i) by mine:

Northern Business

LaRonde mine	30,015	32,799	32,443	50,667	145,924

Lapa mine	14,687	11,351	13,813	12,363	52,214

Goldex mine	19,253	15,525	20,681	17,108	72,567

Meadowbank mine	46,577	49,600	55,493	64,664	216,334

Canadian Malartic mine(ii)	34,718	44,737	44,293	38,059	161,807

Kittila mine	27,415	16,145	21,528	15,174	80,262

Southern Business

Pinos Altos mine	34,652	44,538	37,217	29,327	145,734

Creston Mascota deposit at Pinos Altos	8,409	12,968	8,898	9,919	40,194

La India mine	20,590	18,834	19,845	15,832	75,101

Total operating margin(i)	236,316	246,497	254,211	253,113	990,137

Amortization of property, plant and mine development	135,897	157,615	157,968	157,129	608,609

Exploration, corporate and other	43,706	67,973	110,258	76,963	298,900

Income (loss) before income and mining taxes	56,713	20,909	(14,015)	19,021	82,628

Income and mining taxes (recovery)	27,970	10,826	(15,309)	34,558	58,045

Net income (loss) for the period	$28,743	$10,083	$1,294	$(15,537)	$24,583

Net income (loss) per share – basic (US$)	$0.13	$0.05	$0.01	$(0.07)	$0.11

Net income (loss) per share – diluted (US$)	$0.13	$0.05	$0.01	$(0.07)	$0.11

Cash flows:

Cash provided by operating activities	$143,455	$188,349	$143,687	$140,747	$616,238

Cash used in investing activities	$(53,892)	$(104,476)	$(100,365)	$(115,786)	$(374,519)

Cash (used in) provided by financing activities	$(123,182)	$(64,514)	$7,396	$(100,460)	$(280,760)

50   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Realized prices (US$):

Gold (per ounce)	$1,202	$1,196	$1,119	$1,094	$1,156

Silver (per ounce)	$17.02	$16.41	$14.93	$14.56	$15.63

Zinc (per tonne)	$2,072	$2,231	$1,909	$1,602	$1,875

Copper (per tonne)	$5,056	$6,274	$4,538	$4,568	$5,023

Payable production(iii):

Gold (ounces):

Northern Business

LaRonde mine	58,893	64,007	71,860	73,161	267,921

Lapa mine	25,920	19,450	25,668	19,929	90,967

Goldex mine	29,250	26,462	32,068	27,646	115,426

Meadowbank mine	88,523	91,276	99,425	102,580	381,804

Canadian Malartic mine(ii)	67,893	68,441	76,603	72,872	285,809

Kittila mine	44,654	41,986	46,455	44,279	177,374

Southern Business

Pinos Altos mine	50,106	50,647	47,725	44,496	192,974

Creston Mascota deposit at Pinos Altos	12,448	15,606	12,716	13,933	54,703

La India mine	26,523	25,803	28,604	23,432	104,362

Total gold (ounces)	404,210	403,678	441,124	422,328	1,671,340

Silver (thousands of ounces):

Northern Business

LaRonde mine	198	201	221	296	916

Lapa mine	1	1	1	1	4

Meadowbank mine	96	57	39	29	221

Canadian Malartic mine(ii)	72	69	76	83	300

Kittila mine	2	2	3	4	11

Southern Business

Pinos Altos mine	562	576	606	640	2,384

Creston Mascota deposit at Pinos Altos	32	37	40	50	159

La India mine	69	72	67	55	263

Total silver (thousands of ounces)	1,032	1,015	1,053	1,158	4,258

Zinc (tonnes)	936	827	739	999	3,501

Copper (tonnes)	1,167	1,133	1,306	1,335	4,941

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   51

Payable metal sold:

Gold (ounces):

Northern Business

LaRonde mine	60,943	59,376	69,143	65,067	254,529

Lapa mine	23,497	20,771	23,331	23,278	90,877

Goldex mine	27,907	27,306	33,004	27,875	116,092

Meadowbank mine	84,780	96,870	100,440	103,667	385,757

Canadian Malartic mine(ii)(iv)	59,261	67,522	72,651	71,982	271,416

Kittila mine	48,982	39,385	47,070	43,499	178,936

Southern Business

Pinos Altos mine	41,433	54,402	49,327	41,418	186,580

Creston Mascota deposit at Pinos Altos	11,399	16,537	12,911	14,997	55,844

La India mine	26,898	23,803	28,983	25,366	105,050

Total gold (ounces)	385,100	405,972	436,860	417,149	1,645,081

Silver (thousands of ounces):

Northern Business

LaRonde mine	205	225	220	308	958

Meadowbank mine	98	59	36	32	225

Canadian Malartic mine(ii)(iv)	54	80	53	98	285

Kittila mine	2	2	3	3	10

Southern Business

Pinos Altos mine	446	616	620	607	2,289

Creston Mascota deposit at Pinos Altos	20	48	39	49	156

La India mine	63	76	66	56	261

Total silver (thousands of ounces)	888	1,106	1,037	1,153	4,184

Zinc (tonnes)	1,264	733	650	949	3,596

Copper (tonnes)	1,160	1,131	1,302	1,354	4,947

52   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three Months Ended

	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	Total 2014

Operating margin(i):

Revenues from mining operations	$491,767	$438,521	$463,388	$503,090	$1,896,766

Production costs	218,066	229,383	269,793	287,317	1,004,559

Total operating margin(i)	273,701	209,138	193,595	215,773	892,207

Operating margin(i) by mine:

Northern Business

LaRonde mine	45,425	26,402	14,696	33,535	120,058

Lapa mine	15,340	9,050	13,748	16,060	54,198

Goldex mine	9,525	13,283	17,237	20,693	60,738

Meadowbank mine	123,961	88,728	52,504	39,839	305,032

Canadian Malartic mine(ii)	–	3,668	33,224	39,092	75,984

Kittila mine	19,003	14,184	12,128	14,312	59,627

Southern Business

Pinos Altos mine	39,064	33,417	28,837	27,123	128,441

Creston Mascota deposit at Pinos Altos	7,714	7,428	8,032	8,392	31,566

La India mine(v)	13,669	12,978	13,189	16,727	56,563

Total operating margin(i)	273,701	209,138	193,595	215,773	892,207

Amortization of property, plant and mine development	83,481	93,656	117,396	139,095	433,628

Exploration, corporate and other	43,502	81,665	69,884	74,390	269,441

Income before income and mining taxes	146,718	33,817	6,315	2,288	189,138

Income and mining taxes	49,573	11,659	21,365	23,571	106,168

Net income (loss) for the period	$97,145	$22,158	$(15,050)	$(21,283)	$82,970

Net income (loss) per share – basic (US$)	$0.56	$0.12	$(0.07)	$(0.10)	$0.43

Net income (loss) per share – diluted (US$)	$0.56	$0.12	$(0.10)	$(0.12)	$0.39

Cash flows:

Cash provided by operating activities	$250,396	$182,728	$71,244	$163,956	$668,324

Cash used in investing activities	$(108,288)	$(488,543)	$(131,662)	$(123,126)	$(851,619)

Cash (used in) provided by financing activities	$(98,087)	$381,951	$(35,943)	$(18,685)	$229,236

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   53

Realized prices (US$):

Gold (per ounce)	$1,308	$1,291	$1,249	$1,202	$1,261

Silver (per ounce)	$20.62	$19.45	$17.72	$15.60	$18.27

Zinc (per tonne)	$2,027	$2,142	$2,365	$2,216	$2,224

Copper (per tonne)	$6,386	$6,893	$7,500	$5,961	$6,596

Payable production(iii):

Gold (ounces):

Northern Business

LaRonde mine	59,352	48,494	37,490	59,316	204,652

Lapa mine	23,409	18,821	24,781	25,611	92,622

Goldex mine	19,430	23,929	27,611	29,463	100,433

Meadowbank mine	156,444	118,161	91,557	86,715	452,877

Canadian Malartic mine(ii)	–	11,878	64,761	66,369	143,008

Kittila mine	38,552	31,830	28,230	43,130	141,742

Southern Business

Pinos Altos mine	45,217	43,978	41,155	40,669	171,019

Creston Mascota deposit at Pinos Altos	10,317	11,159	13,377	12,989	47,842

La India mine(v)	13,700	17,809	20,311	23,273	75,093

Total gold (ounces)	366,421	326,059	349,273	387,535	1,429,288

Silver (thousands of ounces):

Northern Business

LaRonde mine	349	345	224	357	1,275

Meadowbank mine	26	25	34	49	134

Canadian Malartic mine(ii)	–	10	66	75	151

Kittila mine	2	1	1	3	7

Southern Business

Pinos Altos mine	460	422	425	424	1,731

Creston Mascota deposit at Pinos Altos	16	18	26	28	88

La India mine(v)	27	40	44	67	178

Total silver (thousands of ounces)	880	861	820	1,003	3,564

Zinc (tonnes)	2,060	3,793	2,230	2,432	10,515

Copper (tonnes)	1,554	1,058	989	1,396	4,997

54   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Payable metal sold:

Gold (ounces):

Northern Business

LaRonde mine	58,100	48,115	39,279	56,844	202,338

Lapa mine	23,451	18,162	22,422	28,054	92,089

Goldex mine	19,607	22,255	26,762	31,702	100,326

Meadowbank mine	147,502	118,176	98,604	87,741	452,023

Canadian Malartic mine(ii)(iv)	–	16,377	60,093	66,219	142,689

Kittila mine	37,429	31,519	28,209	42,609	139,766

Southern Business

Pinos Altos mine	46,810	43,058	41,143	45,457	176,468

Creston Mascota deposit at Pinos Altos	10,228	10,737	12,793	12,940	46,698

La India mine(v)	14,632	15,025	19,265	24,019	72,941

Total gold (ounces)	357,759	323,424	348,570	395,585	1,425,338

Silver (thousands of ounces):

Northern Business

LaRonde mine	340	322	249	367	1,278

Meadowbank mine	28	24	32	49	133

Canadian Malartic mine(ii)(iv)	–	15	57	68	140

Kittila mine	2	1	1	2	6

Southern Business

Pinos Altos mine	507	430	430	456	1,823

Creston Mascota deposit at Pinos Altos	14	18	18	34	84

La India mine(v)	26	34	42	67	169

Total silver (thousands of ounces)	917	844	829	1,043	3,633

Zinc (tonnes)	1,673	2,458	3,936	2,468	10,535

Copper (tonnes)	1,542	1,074	988	1,399	5,003

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Arrangement.

(v)
The La India mine achieved commercial production on February 1, 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   55

THREE YEAR FINANCIAL AND OPERATING SUMMARY
(thousands of United States dollars, except where noted)

		2015		2014		2013

Revenues from mining operations		$1,985,432		$1,896,766		$1,638,406

Production costs		995,295		1,004,559		866,082

Operating margin(i)		990,137		892,207		772,324

Amortization of property, plant and mine development		608,609		433,628		313,890

Impairment loss		–		–		1,014,688

Exploration, corporate and other		298,900		269,441		262,033

Income (loss) before income and mining taxes		82,628		189,138		(818,287)

Income and mining taxes (recovery) expense		58,045		106,168		(131,582)

Net income (loss) for the year		$24,583		$82,970		$(686,705)

Net income (loss) per share – basic		$0.11		$0.43		$(3.97)

Net income (loss) per share – diluted		$0.11		$0.39		$(3.97)

Operating cash flow		$616,238		$668,324		$481,043

Investing cash flow		$(374,519)		$(851,619)		$(687,220)

Financing cash flow		$(280,760)		$229,236		$48,729

Dividends declared per share		$0.32		$0.32		$0.66

Capital expenditures		$449,758		$475,412		$620,536

Average gold price per ounce realized		$1,156		$1,261		$1,366

Average exchange rate – C$ per $	C$	1.2788	C$	1.1047	C$	1.0301

Weighted average number of common shares outstanding – basic (thousands)		216,168		195,223		172,893

Working capital (including undrawn credit lines)		$1,441,991		$1,274,627		$1,586,676

Total assets		$6,683,180		$6,840,538		$4,580,081

Long-term debt		$1,118,187		$1,374,643		$987,356

Shareholders' equity		$4,141,020		$4,068,490		$2,717,406

56   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Summary

LaRonde mine

Revenues from mining operations		$318,207		$308,794		$329,900

Production costs		172,283		188,736		228,640

Operating margin(i)		$145,924		$120,058		$101,260

Amortization of property, plant and mine development		80,298		64,945		59,455

Gross profit		$65,626		$55,113		$41,805

Tonnes of ore milled		2,241,424		2,085,300		2,319,132

Gold – grams per tonne		3.91		3.24		2.63

Gold production – ounces		267,921		204,652		181,781

Silver production – thousands of ounces		916		1,275		2,102

Zinc production – tonnes		3,501		10,515		19,814

Copper production – tonnes		4,941		4,997		4,835

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$643		$922		$1,258

Adjustments:

Inventory and other adjustments(ii)		117		133		175

Total cash costs per ounce of gold produced – co-product basis(iii)		$760		$1,055		$1,433

By-product metal revenues		(170)		(387)		(666)

Total cash costs per ounce of gold produced – by-product basis(iii)		$590		$668		$767

Minesite costs per tonne(iv)	C$	99	C$	99	C$	99

Lapa mine

Revenues from mining operations		$104,785		$115,254		$141,167

Production costs		52,571		61,056		69,371

Operating margin(i)		$52,214		$54,198		$71,796

Amortization of property, plant and mine development		30,939		25,991		43,986

Gross profit		$21,275		$28,207		$27,810

Tonnes of ore milled		559,926		638,800		640,422

Gold – grams per tonne		5.83		5.59		6.06

Gold production – ounces		90,967		92,622		100,730

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   57

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$578		$659		$689

Adjustments:

Inventory and other adjustments(ii)		13		8		(11)

Total cash costs per ounce of gold produced – co-product basis(iii)		$591		$667		$678

By-product metal revenues		$(1)		–		(1)

Total cash costs per ounce of gold produced – by-product basis(iii)		$590		$667		$677

Minesite costs per tonne(iv)	C$	117	C$	107	C$	110

Goldex mine

Revenues from mining operations		$133,845		$125,574		$21,418

Production costs		61,278		64,836		15,339

Operating margin(i)		$72,567		$60,738		$6,079

Amortization of property, plant and mine development		55,728		52,552		8,915

Gross profit		$16,839		$8,186		$(2,836)

Tonnes of ore milled		2,312,567		2,116,777		527,654

Gold – grams per tonne		1.66		1.60		1.35

Gold production – ounces		115,426		100,433		20,810

Total cash costs per ounce of gold produced ($ per ounce basis)(v):

Production costs		$531		$646		$795

Adjustments:

Inventory and other adjustments(ii)		7		(8)		99

Total cash costs per ounce of gold produced – co-product basis(iii)		$538		$638		$894

By-product metal revenues		–		–		–

Total cash costs per ounce of gold produced – by-product basis(iii)		$538		$638		$894

Minesite costs per tonne(iv)(v)	C$	33	C$	33	C$	37

Meadowbank mine

Revenues from mining operations		$446,898		$575,856		$591,473

Production costs		230,564		270,824		318,414

Operating margin(i)		$216,334		$305,032		$273,059

Amortization of property, plant and mine development		144,931		119,545		130,373

Gross profit		$71,403		$185,487		$142,686

58   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Tonnes of ore milled		4,032,852		4,129,100		4,142,840

Gold – grams per tonne		3.16		3.61		3.43

Gold production – ounces		381,804		452,877		430,613

Silver production – thousands of ounces		221		135		100

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$604		$598		$739

Adjustments:

Inventory and other adjustments(ii)		19		6		(10)

Total cash costs per ounce of gold produced – co-product basis(iii)		$623		$604		$729

By-product metal revenues		(10)		(5)		(6)

Total cash costs per ounce of gold produced – by-product basis(iii)		$613		$599		$723

Minesite costs per tonne(iv)	C$	70	C$	73	C$	78

Canadian Malartic mine(vi)

Revenues from mining operations		$333,280		$189,900		$–

Production costs		171,473		113,916		–

Operating margin(i)		$161,807		$75,984		$–

Amortization of property, plant and mine development		103,050		40,973		–

Gross profit		$58,757		$35,011		$–

Tonnes of ore milled		9,544,763		5,263,100		–

Gold – grams per tonne		1.05		0.95		–

Gold production – ounces		285,809		143,008		–

Silver production – thousands of ounces		300		151		–

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$600		$797		$–

Adjustments:

Inventory and other adjustments(ii)		13		(76)		–

Total cash costs per ounce of gold produced – co-product basis(iii)		$613		$721		$–

By-product metal revenues		(17)		(20)		–

Total cash costs per ounce of gold produced – by-product basis(iii)		$596		$701		$–

Minesite costs per tonne(iv)	C$	23	C$	22	C$	–

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   59

Kittila mine

Revenues from mining operations	$206,357	$176,520	$209,723

Production costs	126,095	116,893	97,934

Operating margin(i)	$80,262	$59,627	$111,789

Amortization of property, plant and mine development	48,648	33,683	27,597

Gross profit	$31,614	$25,944	$84,192

Tonnes of ore milled	1,464,038	1,156,400	934,224

Gold – grams per tonne	4.44	4.57	5.40

Gold production – ounces	177,374	141,742	146,421

Silver production – thousands of ounces	11	7	6

Total cash costs per ounce of gold produced ($ per ounce basis)(vii):

Production costs	$711	$825	$565

Adjustments:

Inventory and other adjustments(ii)	(1)	21	34

Total cash costs per ounce of gold produced – co-product basis(iii)	$710	$846	$599

By-product metal revenues	(1)	(1)	(1)

Total cash costs per ounce of gold produced – by-product basis(iii)	$709	$845	$598

Minesite costs per tonne(iv)(vii)	€76	€78	€73

Pinos Altos mine

Revenues from mining operations	$250,909	$251,783	$303,203

Production costs	105,175	123,342	116,959

Operating margin(i)	$145,734	$128,441	$186,244

Amortization of property, plant and mine development	41,894	42,957	36,267

Gross profit	$103,840	$85,484	$149,977

Tonnes of ore processed	2,378,406	2,520,400	2,725,703

Gold – grams per tonne	2.68	2.22	2.20

Gold production – ounces	192,974	171,019	181,773

Silver production – thousands of ounces	2,384	1,731	2,366

60   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$545	$721	$643

Adjustments:

Inventory and other adjustments(ii)	33	(3)	14

Total cash costs per ounce of gold produced – co-product basis(iii)	$578	$718	$657

By-product metal revenues	(191)	(185)	(285)

Total cash costs per ounce of gold produced – by-product basis(iii)	$387	$533	$372

Minesite costs per tonne(iv)	$45	$48	$43

Creston Mascota deposit at Pinos Altos

Revenues from mining operations	$66,472	$59,573	$41,522

Production costs	26,278	28,007	19,425

Operating margin(i)	$40,194	$31,566	$22,097

Amortization of property, plant and mine development	17,868	9,626	7,297

Gross profit	$22,326	$21,940	$14,800

Tonnes of ore processed	2,098,812	1,793,800	1,276,159

Gold – grams per tonne	1.34	1.30	1.43

Gold production – ounces	54,703	47,842	34,027

Silver production – thousands of ounces	159	88	46

Total cash costs per ounce of gold produced ($ per ounce basis)(viii):

Production costs	$480	$585	$508

Adjustments:

Inventory and other adjustments(ii)	(6)	26	26

Total cash costs per ounce of gold produced – co-product basis(iii)	$474	$611	$534

By-product metal revenues	(44)	(33)	(25)

Total cash costs per ounce of gold produced – by-product basis(iii)	$430	$578	$509

Minesite costs per tonne(iv)(viii)	$12	$16	$16

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   61

La India mine(ix)

Revenues from mining operations	$124,679	$93,512	$–

Production costs	49,578	36,949	–

Operating margin(i)	$75,101	$56,563	$–

Amortization of property, plant and mine development	81,430	43,356	–

Gross profit	$(6,329)	$13,207	$–

Tonnes of ore processed	5,371,419	4,773,190	–

Gold – grams per tonne	0.95	0.98	–

Gold production – ounces	104,362	75,093	–

Silver production – thousands of ounces	263	178	–

Total cash costs per ounce of gold produced ($ per ounce basis)(ix):

Production costs	$475	$516	$–

Adjustments:

Inventory and other adjustments(ii)	–	16	–

Total cash costs per ounce of gold produced – co-product basis(iii)	$475	$532	$–

By-product metal revenues	(39)	(45)	–

Total cash costs per ounce of gold produced – by-product basis(iii)	$436	$487	$–

Minesite costs per tonne(iv)	$9	$8	$–

Notes:

(i)	Operating margin is calculated as revenues from mining operations less production costs.
(ii)	Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.
(iii)	Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates
(iv)	Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

62   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

(v)	The Goldex mine's M and E Zones achieved commercial production on October 1, 2013. Excludes the Goldex mine's results for the third quarter of 2013. Initial non-commercial payable gold production of 1,505 ounces was achieved at the Goldex mine's M and E Zones during the third quarter of 2013.
(vi)	On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition.
(vii)	The calculations of total cash costs per ounce of gold produced and minesite costs per tonne exclude the Kittila mine's results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159 in production costs during the second quarter of 2013, which were removed from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.
(viii)	The calculations of total cash costs per ounce of gold produced and minesite costs per tonne exclude the Creston Mascota deposit at Pinos Altos' results for the first quarter of 2013 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,117 in production costs during the first quarter of 2013, which were removed from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.
(ix)	The La India mine achieved commercial production on February 1, 2014. The calculation of total cash costs per ounce of gold produced for the year ended December 31, 2014 excludes 3,492 ounces of payable gold production as they were produced prior to the achievement of commercial production.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   63

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  Exhibit 99.3
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
  Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources
  Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
Gold Prices ($ per ounce)
Total Production Costs by Category
SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
THREE YEAR FINANCIAL AND OPERATING SUMMARY (thousands of United States dollars, except where noted)